18.


06013605

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bioms Medical Corp.

*CURRENT ADDRESS

PROCESSED

MAY 2 3 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34689 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5/19/06

Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

AR/S
12-31-05

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
Consolidated Financial Statements
December 31, 2005


Collins Barrow
Chartered Accountants


Collins Barrow
Chartered Accountants

Collins Barrow Edmonton LLP
1550 Allstream Tower
10250 - 101 Street N.W.
Edmonton, Alberta
T5J 3P4

T. 780.428.1522
F. 780.425.8189
email:edmonton@collinsbarrow.com

AUDITORS' REPORT

To the Shareholders of

BioMS Medical Corp.

We have audited the consolidated balance sheets of BioMS Medical Corp., a development stage corporation as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Collins Barrow Edmonton LLP"
Signed
Chartered Accountants

Edmonton, Alberta
February 1, 2006


mri
A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

Consolidated Balance Sheet

December 31, 2005 and 2004

	2005	2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 34,526,582	$ 12,385,258
Short term investments	3,509,061	2,000,342
Amounts receivable	191,233	234,709
Prepaid expenses	2,452,509	438,229
	40,679,385	15,058,538
Investment (Notes 3 and 4)	---	189,057
Licensing costs (Note 5)	10,325,869	11,797,583
Property and equipment (Note 6)	353,907	203,487
	$ 51,359,161	$ 27,248,665
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 3,451,080	$ 1,138,999
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	96,688,272	59,092,732
Contributed surplus (Note 7)	1,326,154	613,095
Deficit	(50,106,345)	(33,596,161)
	47,908,081	26,109,666
	$ 51,359,161	$ 27,248,665

Commitments (Note 13)

See accompanying notes

Approved on behalf of the Board

"Kevin Giese"
Signed 
Director

"Bryan McKnight"
Signed
Director


Collins Barrow

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

Consolidated Statement of Operations

For the Years Ended December 31, 2005 and 2004 and Period From Inception to December 31, 2005

	Cumulative from Inception to December 31, 2005	2005	2004
Expenses			
Research and development (Note 8)	**$ 30,637,302**	**$ 10,572,827**	$ 7,282,549
General and administrative (Note 9)	**14,450,536**	**4,806,978**	4,097,860
Amortization of licensing costs	**7,339,417**	**1,471,714**	1,471,742
Amortization of property and equipment	**145,403**	**71,350**	43,653
	52,572,658	**16,922,869**	12,895,804
Less:			
Investment income	**3,431,047**	**1,163,086**	388,570
Net loss	**$ 49,141,611**	**$ 15,759,783**	$ 12,507,234
Loss per common share			
- basic and fully diluted (Note 10)		**$ 0.26**	$ 0.24

See accompanying notes


Collins Barrow
Chartered Accountants

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

Consolidated Statement of Deficit

For the Years Ended December 31, 2005 and 2004 and Period From Inception to December 31, 2005

	Cumulative from Inception to December 31, 2005	**2005**	2004
Balance, beginning of period	$ ---	**$ 33,596,161**	$ 20,791,317
Change in accounting policy (Note 3)	---	**189,061**	---
Balance as restated	---	**33,785,222**	20,791,317
Net loss	**49,141,611**	**15,759,783**	12,507,234
Excess of repurchase price of common shares over stated capital	**964,734**	**561,340**	297,610
Balance, end of period	**$ 50,106,345**	**$ 50,106,345**	$ 33,596,161

See accompanying notes


Collins Barrow

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2005 and 2004 and Period From Inception to December 31, 2005

	Cumulative from Inception to December 31, 2005	2005	2004
Cash provided by (used in):			
Operating Activities			
Net loss	$ (49,141,611)	$ (15,759,783)	$ (12,507,234)
Items not involving cash:			
Stock-based compensation	1,326,154	713,059	209,167
Amortization of licensing costs	7,339,417	1,471,714	1,471,742
Amortization of property and equipment	145,403	71,350	43,653
Net change in non-cash working capital balances related to operations (Note 11)	793,183	341,273	(1,542,854)
	(39,537,454)	(13,162,387)	(12,325,526)
Investing Activities			
Investment funds advanced (Note 3)	---	---	(67,507)
Purchase of property and equipment	(499,312)	(221,770)	(112,613)
Licensing costs	(6,467,434)	---	---
Purchase of short term investments	(3,509,061)	(1,508,719)	(2,000,342)
	(10,475,807)	(1,730,489)	(2,180,462)
Financing Activities			
Repurchase of share capital (Note 7)	(1,913,483)	(1,299,252)	(454,681)
Share issue costs	(5,497,466)	(3,293,748)	(1,042,440)
Proceeds from issuance of share capital (Note 7)	91,950,792	41,627,200	9,439,733
	84,539,843	37,034,200	7,942,612
Increase (decrease) in cash	34,526,582	22,141,324	(6,563,376)
Cash and cash equivalents, beginning of year	---	12,385,258	18,948,634
Cash and cash equivalents, end of year	$ 34,526,582	$ 34,526,582	$ 12,385,258
Cash and cash equivalents consists of:			
Bank accounts	$ 3,026,106	$ 3,026,106	$ 642,745
Interest bearing deposits and securities	31,500,476	31,500,476	11,742,513
	$ 34,526,582	$ 34,526,582	$ 12,385,258

See accompanying notes

Collins Barrow
Chartered Accountants

1. Nature of Business

BioMS Medical Corp. (the "Corporation") is incorporated in Alberta under the Business Corporations Act and is a development stage corporation. The Corporation develops new pharmaceutical technologies through pre-clinical and clinical trial stages, with the primary focus on the development of its drug MBP8298 for Multiple Sclerosis.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation, its wholly owned subsidiaries, BioMS Technology Corp. and BioMS Technology International Ltd. and a variable interest entity (VIE) for which the Corporation is the primary beneficiary, BioCyDex Inc. The Corporation has a 49% interest in BioCyDex Inc. All intercompany balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

Cash and cash equivalents includes balances with banks, term deposits and investments, which are highly liquid interest bearing marketable securities or deposits with a maturity of three months or less when purchased.

Short Term Investments

Short term investments include securities and a term deposit with an original maturity of greater than three months.

Property and Equipment

Property and equipment is recorded at cost less amortization. Property and equipment is amortized over the estimated useful life using the straight-line method at an annual rate of 20%. The Corporation evaluates the carrying value of property and equipment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of the asset exceeds the fair value. The fair value is determined by the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years. The Corporation regularly reviews its licensing costs for impairment and records an impairment charge when the carrying amount exceeds fair value.

2. **Summary of Significant Accounting Policies** (Continued)

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Income Taxes

The Corporation accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Foreign Currency Translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the statement of operations.

Stock-Based Compensation

The Corporation grants stock options to employees, directors and consultants pursuant to a stock option plan described in Note 7. The Corporation uses the fair value method of accounting for all stock-based awards granted since January 1, 2003.

Investment Income

Investment income is recognized on the accrual basis in accordance with the investments held.

2. **Summary of Significant Accounting Policies** (Continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Changes in Accounting Policies**

Consolidation of Variable Interest Entities

During the fourth quarter of fiscal 2005, the Corporation adopted the recommendations set out in Accounting Standards Board Guideline AcG-15, "Consolidation of Variable Interest Entities". Under this guideline, certain variable interest entities (VIE) must be consolidated. A VIE is any legal entity that is controlled by contractual rights or other financial interest but not a voting equity interest.

The Corporation applied the provisions of AcG-15 retroactively with no restatement of prior periods. Accordingly, the Corporation consolidated an investment in which it has a variable interest and is the primary beneficiary. As a result of the application of this new accounting principle in 2005, an adjustment of $189,061 was made to opening deficit; investment decreased by $189,057; research and development decreased by $4.

4. **Investment**

During December 2005, the Corporation exercised its option to increase its investment in BioCyDex Inc. from 30% to 49% for an amount of $137,609. As a result of adopting the recommendations set out in Accounting Standards Board Guideline AcG-15, as discussed above in Note 3, the accounts of the company have been included in the consolidated financial statements.

5. **Licensing Costs**

	2005			2004
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$17,665,286**	**$ 7,339,417**	**$10,325,869**	$11,797,583

The licensing costs relate to patents the Corporation has acquired with respect to the treatment of Multiple Sclerosis. There was no impairment of licensing costs recorded during the years ended December 31, 2005 and 2004.


Collins Barrow

6. **Property and Equipment**

	2005			2004
	Cost	**Accumulated Amortization**	**Net**	Net
Furniture and equipment	$ **23,150**	$ **5,325**	$ **17,825**	$ 13,589
Computer equipment and software	**156,108**	**75,258**	**80,850**	85,585
Leasehold improvements	**320,052**	**64,820**	**255,232**	104,313
	$ **499,310**	$ **145,403**	$ **353,907**	$ 203,487

7. **Share Capital**

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

	Class A Common Shares Issued and Outstanding		Contributed Surplus
	Shares	Amount	
Balance, December 31, 1999			
Common shares issued for cash	2,900,000	$ 460,000	$
Share issue costs		(76,610)	
Balance, December 31, 2000	2,900,000	383,390	
Reverse takeover by BioMS Technology Corp.	38,431,289	30,104,917	
Issued for cash on exercise of stock options	3,266,630	9,070,490	
Common shares issued for cash	3,300,000	8,250,000	
Share issue costs		(971,065)	
Balance, December 31, 2001	47,897,919	46,837,732	
Issued for cash on exercise of share purchase warrants	658,752	2,635,008	
Private placement issued for cash	150,000	615,000	
Issued for cash on exercise of employee stock options	3,000	8,911	
Share issue costs		(15,375)	


Collins Barrow
Chartered Accountants

7. **Share Capital** (Continued)

	Class A Common Shares Issued and Outstanding		Contributed Surplus
	Shares	Amount	
Balance, December 31, 2002	48,709,671	50,081,276	
Issued for cash on exercise of share purchase warrants	330,000	825,000	
Repurchase pursuant to normal course issuer bid	(52,200)	(53,766)	
Contributed surplus			403,928
Balance, December 31, 2003	48,987,471	50,852,510	403,928
Private placement issued for cash	2,844,495	9,386,833	
Issued for cash on exercise of employee stock options	126,000	52,900	
Repurchase pursuant to normal course issuer bid	(137,300)	(157,071)	
Share issue costs		(1,042,440)	
Contributed surplus			209,167
Balance, December 31, 2004	51,820,666	59,092,732	613,095
Private placement issued for cash	11,500,000	41,400,000	
Issued for cash on exercise of employee stock options	53,500	38,400	
Issued for cash on exercise of share purchase warrants	47,200	188,800	
Repurchase pursuant to normal course issuer bid	(483,200)	(737,912)	
Share issue costs		(3,293,748)	
Contributed surplus			713,059
Balance, December 31, 2005	62,938,166	$ 96,688,272	$ 1,326,154


Collins Barrow
Chartered Accountants

7. **Share Capital** (Continued)

Shares Issued

In relation to the short form prospectus offering dated March 14, 2005, 10,000,000 units of the Corporation were issued at a price of $3.60 per unit to raise gross proceeds of $36,000,000. The Corporation also used its over-allotment option and issued another 1,500,000 units at a price of $3.60 per unit to raise gross proceeds of $5,400,000. The total proceeds from this short form prospectus offering was $41,400,000. Each unit consisted of one Class A common share of the Corporation and one share purchase warrant entitling the holder to purchase one Class A common share at a price of $5.00 per share on or before March 23, 2009.

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 Class A common shares, during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. Pursuant to the Normal Course Issuer Bid, the Corporation acquired 125,900 of its common shares at an average price of $3.26 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

On August 12, 2004, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 200,000 Class A common shares during the period of August 15, 2004 to August 14, 2005 at the market price at the time of the repurchase. On May 20, 2005, the Corporation received approval to increase its Normal Course Issuer Bid allowing the Corporation to repurchase up to 1,000,000 class A common shares during this same period. The corporation acquired 375,000 of its common shares at an average price of $2.79 per share. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

On August 15, 2005, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 1,000,000 Class A common shares during the period of August 15, 2005 to August 14, 2006 at the market price at the time of repurchase. The Corporation acquired 171,800 of its common shares at an average price of $2.67 per share. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.


Collins Barrow
Chartered Accountants

7. **Share Capital** (Continued)

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the Corporation. The Options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At December 31, 2005, 8,000,000 common shares were reserved for stock options, of which 4,172,500 have been granted under this plan. The remaining 3,827,500 stock options are available for grant in the future under the plan. At December 31, 2005, the outstanding stock options also include 1,112,000 options which were issued prior to the establishment of the stock option plan. On April 27, 2005, the expiry date on 1,082,000 options was extended an additional five years from July 23, 2006 to July 23, 2011 and from March 24, 2007 to March 24, 2012.

	December 31, 2005		December 31, 2004	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	**4,040,500**	**$ 3.36**	2,911,500	$ 3.22
Granted	**1,297,500**	**3.15**	1,285,000	3.43
Cancelled	---	---	(20,000)	2.50
Expired	---	---	(10,000)	2.97
Exercised	**(53,500)**	**0.72**	(126,000)	0.42
Outstanding, end of period	**5,284,500**	**3.34**	4,040,500	3.36

Range of Exercise Prices:

		Options Outstanding			**Options Exercisable**	
		Number of Options	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life (years)**	**Number of Options**	**Weighted Average Exercise Price**
$2.50 to	$2.97	**1,372,000**	**$ 2.60**	**6.59**	**1,372,000**	**$ 2.60**
$3.08 to	$3.50	**2,507,500**	**3.35**	**8.64**	**2,477,500**	**3.32**
$3.65		**60,000**	**3.65**	**7.24**	**60,000**	**3.65**
$4.00 to	$4.14	**1,315,000**	**4.00**	**6.71**	**1,315,000**	**4.00**
$5.75		**30,000**	**5.75**	**0.85**	**30,000**	**5.75**
		5,284,500	**3.34**	**7.57**	**5,254,500**	**3.32**


Collins Barrow

7. **Share Capital** (Continued)

3,090,000 options are issued to directors, some of whom are officers, and 2,194,500 options are issued to employees and consultants.

As the Corporation is following the fair value based method of accounting for stock options, compensation expense of $713,059 has been recorded for the year ended December 31, 2005 (2004 - $209,167).

The Corporation used the Black-Scholes option valuation model to estimate the fair value of the options for the year ended December 31, 2005 and 2004 using the following weighted average assumptions:

	2005	2004
Dividend yield	**0.0**	0.0
Volatility factors of expected marketplace	**0.26**	0.22
Risk-free interest rate	**3.8%**	3.3%
Weighted average expected life of the options	**69 mos.**	72 mos.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Warrants

The Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	**Subscription Price**
Outstanding, beginning of year	1,815,000	$ 4.00
Issued during the year	1,422,248	4.00
Outstanding, December 31, 2004	3,237,248	
Issued during the year	11,500,000	5.00
Exercised during the year	(47,200)	4.00
Expired during the year	(3,190,048)	4.00
Outstanding, December 31, 2005	11,500,000	


Collins Barrow
Chartered Accountants

7. **Share Capital** (Continued)

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004. Effective October 21, 2004, the expiry date was extended from October 22, 2004 to October 22, 2005.

The 1,422,248 warrants issued under the prospectus dated January 12, 2004 have an exercise price of $4.30. The exercise price was reduced December 23, 2004 to $4.00 per share and the expiry date was extended from March 17, 2005 to October 22, 2005. Each whole warrant entitles the holder to purchase one Class A common share on or before October 22, 2005. The warrants have an estimated fair value of $290,575 and have been included as part of share capital.

The warrants issued under the prospectus dated March 14, 2005 have an exercise price of $5.00 per share. Each warrant entitles the holder to purchase one Class A common share on or before March 23, 2009. The warrants have an estimated fair value of $4,669,848 and have been included as part of share capital.

8. **Research and Development Expenses**

Research and development costs consist primarily of expenses related to clinical development programs for MBP8298 and associated commercialization expense primarily consisting of product manufacturing initiatives.

9. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs, management remuneration and other expenses.

10. **Loss Per Share**

Loss per share has been allocated on the weighted average number of common shares outstanding for the year of 60,602,944 (December 31, 2004 - 51,167,584).

The effect of potential exercise of options and warrants is anti-dilutive at December 31, 2005 and December 31, 2004 and is therefore not presented.

11. Net Change in Non Cash Working Capital Balances

	2005	2004
Amounts receivable	$ **43,472**	$ (101,730)
Prepaid expenses	**(2,014,280)**	(371,543)
Accounts payable and accrued liabilities	**2,312,081**	(1,069,581)
	$ **341,273**	$ (1,542,854)

12. Income Tax

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Corporation's future tax assets and liabilities as of December 31, 2005 are as follows:

	2005	2004
Research and development expenditures carry-forwards	$ **7,108,143**	$ 3,765,714
Difference between book value and tax value of property and equipment and licensing costs	**2,952,280**	2,452,925
Research and development tax credits	**5,398,750**	3,393,857
Non-capital tax losses carry-forwards	**6,653,091**	5,556,295
	22,112,264	15,168,791
Valuation allowance	**(22,112,264)**	(15,168,791)
Net future income tax asset	$ **---**	$ ---

As at December 31, 2005, the Corporation has scientific research and experimental development expenditures in the amount of $21,142,604 (2004 - $11,118,138) available for carry-forward indefinitely to reduce future taxable income. The Corporation has unclaimed investment tax credits of approximately $5,398,750 (2004 - $3,393,857) available to reduce future income taxes otherwise payable.


Collins Barrow

12. **Income Tax** (Continued)

The Corporation also has non-capital income tax losses in the amount of $19,789,088 in the aggregate available as at December 31, 2005 to reduce taxable income in future years. The potential income tax benefit of these losses has not been reflected in the financial statements at December 31, 2005. The losses and credits will expire as follows:

	Federal Investment Tax Credits	R & D Carry-Forwards	Non-Capital Losses Carry-Forwards
2007	$ ---	$ ---	$ 659,307
2008	---	---	3,056,691
2009	---	---	6,078,151
2010	---	---	3,143,323
2011	354,157	---	---
2012	566,881	---	---
2013	1,016,310	---	---
2014	1,456,509	---	3,467,297
2015	2,004,893	---	3,384,319
Indefinitely	---	21,142,604	---
	$ 5,398,750	$ 21,142,604	$19,789,088

The difference between the computed expected income tax recovery based on a combined federal and provincial tax rate of 33.62% (2004 - 33.87%) and the actual income tax recovery are summarized as follows:

	2005	2004
Computed expected income tax recovery	**$ 5,298,440**	$ 4,236,200
Decrease in tax resulting from:		
Amortization in excess of deductible expense for tax	**(349,628)**	(512,206)
Unrecognized research and development tax deduction	**(3,538,326)**	(2,466,599)
Non-deductible items	**(256,418)**	(42,521)
Unrecognized benefits of non-capital losses	**(1,154,068)**	(1,214,874)
Income tax expense	**$ ---**	$ ---

13. **Commitments**

A) The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

13. **Commitments** (Continued)

B) The Corporation has entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives, and royalties on an escalating scale based on net sales of the licensed product.

C) The Corporation has entered into development and supply agreements with third parties to produce and supply a pharmaceutical during the development and commercial period. In addition to the commitment to pay for the supply of pharmaceutical provided, the Corporation has also committed to make certain milestone payments as they are achieved by the third parties.

14. **Financial Instruments**

Financial instruments of the Corporation consist mainly of cash and cash equivalents, short term investments, amounts receivable, investment and accounts payable and accrued liabilities. As at December 31, 2005 and 2004, there are no significant differences between the carrying amounts of these items and their estimated fair values.

15. **Related Party Transactions**

The Corporation paid management and administration amounts of $1,195,000 (2004 - $882,500) to companies controlled by directors and officers. Office rent and general administrative expenses in the amount of $231,055 (2004 - $167,175) were also paid to a company controlled by a director of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. **Interest Rate Risk**

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

17. **Credit Risk**

The Corporation has no exposure to credit risk as no sales have yet occurred.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2005

This Management's Discussion and Analysis of Financial Condition and Results of Operations for BioMS Medical Corp. should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes. The Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Corporation") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Corporation has received approval from Health Canada as well as regulatory authorities in the United Kingdom and Sweden to conduct a Phase II/III Pivotal Clinical Trial on MBP8298. The enrollment has commenced for the trial in Canada, the United Kingdom and Sweden. The trial data has been reviewed, on a continuous basis, by the independent Data Safety Monitoring Board which has recommended that the trial continue.

The Corporation has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials.

BioMS Medical has a 49% interest in BioCyDex Inc. BioCyDex is a private company that is developing a unique proprietary drug delivery technology to deliver both existing and novel antiviral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. The company is additionally developing technology for the delivery and imaging of genes in cells, to be used as part of gene therapy treatments.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

Three Year Review

Financial Information for the last three years ended December 31, 2005

	2005	2004	2003
Expenses	($16,922,869)	($12,895,804)	($8,430,424)
Less; Investment Income	$1,163,086	$388,570	$789,897
Net Loss	($15,759,783)	($12,507,234)	($7,640,527)
Loss per common share	($0.26)	($0.24)	($0.16)
Total Assets	$51,359,161	$27,248,665	$32,673,701

Discussion of Operations and Financial Condition

The consolidated net loss of the Corporation for the year ended December 31, 2005 was $15.8 million or $0.26 per share compared with a consolidated net loss of $12.5 million or $0.24 per share for the previous year. The increase in the loss was the result of larger research and development expenditures of $3.3 million, increased general and administrative expenses of $0.7 million, partially offset by the increase in investment income of $0.8 million. It is expected that research and development expenses will increase over the next 2 years as the MBP8298 clinical trial continues.

Expenses

Total consolidated expenses for the year ended December 31, 2005 were $16.9 million as compared with $12.9 million in the previous year. In 2005, expenses related to the Corporation's direct research and development efforts accounted for $10.6 million or 62% of all expenses as compared with $7.3 million or 56% in 2004.

Research and development

Research and development expenses for the year ended December 31, 2005 totaled $10.6 million compared with $7.3 million in 2004. The increase in expenses is the result of the increase in the number of patients being enrolled in the pivotal Phase II/III Clinical Trial for MBP8298.

General and administrative

General and administrative expenses increased to $4.8 million for the year ended December 31, 2005 as compared to $4.1 million in the year ended December 31, 2004. General and administrative expenses represented approximately 28% of total gross expenses for the Company in 2005 compared with approximately 32% in 2004. General and administrative expenses include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, directors' fees and various other expenses relating to the operations and growth of the Corporation. The increase in the general and administrative expenses is the result of a general increase in the overall activity of the Corporation.

Stock-based Compensation Expense

As of January 1, 2003, the Corporation adopted a new accounting standard for stock-based compensation. As such, new awards of stock options commencing January 1, 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense over the period in which the related services are rendered.

During the year, the Corporation granted 1,297,500 new stock options. The Corporation used the Black-Scholes option pricing model to estimate the fair value of the options granted. The 1,297,500 options granted were vested immediately. Application of the fair value method resulted in a $713,059 charge to stock based compensation expense with a corresponding credit to contributed surplus for the year ended December 31, 2005.

Investment Income

Investment income earned on funds invested was $1.2 million for the year ended December 31, 2005, as compared to $0.4 million for the previous year. The Corporation expects that investment income will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

Eight Quarter Review

Financial Information – Quarterly

	Year Ended December 31, 2005				Year Ended December 31, 2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Research and development	$1,050,614	$1,765,528	$3,204,259	$4,552,426	$3,368,811	$995,454	$1,065,846	$1,852,438
General and administrative	1,073,578	1,118,421	847,525	1,767,454	779,835	883,939	1,056,190	1,377,896
Amortization of licensing costs	367,935	367,936	367,935	367,908	367,936	367,935	367,936	367,935
Amortization of property and equipment	14,133	14,338	17,914	24,965	8,442	8,677	12,701	13,833
Investment Income	91,624	364,590	490,724	216,148	90,585	112,681	98,950	86,354
Net Loss	$2,414,636	$2,901,633	$3,946,909	$6,496,605	$4,434,439	$2,143,324	$2,403,723	$3,525,748
Loss per common share – basic	($0.05)	($ 0.05)	($0.06)	($ 0.10)	($ 0.09)	($0.04)	($ 0.05)	($ 0.07)

BioMs Medical Corp. is a development stage corporation, with its primary focus being the development and commercialization of a medical treatment for Multiple Sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that it has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the current clinical trial through to the second half of 2007.

The quarterly results of the Corporation have fluctuated primarily as a result of the timing of research and development activities.

In the 4th quarter of 2005, the Corporation incurred a loss of $6,496,605 or $0.10 per share as compared to a loss of $3,525,748 or $0.07 per share in the 4th quarter of 2004. Investment income was $216,148 in the period in 2005 compared to $86,354 in 2004. Research and development expenses increased to $4,552,426 in 2005 from $1,852,438 in 2004. General and Administrative expenses increased to $1,767,454 for the quarter in 2005 from $1,377,896 in 2004.

Liquidity and Solvency

At December 31, 2005, cash and short-term investments totaled $38.0 million as compared to $14.4 million at December 31, 2004.

At December 31, 2005, the Corporation had working capital of $37.2 million as compared to $13.9 million at December 31, 2004. Management estimates that the current working capital is sufficient for the Corporation to meet its obligations in respect of the existing clinical trial program through to the second half of 2007.

During the year, the Corporation strengthened its cash position by the issuance of 11,500,000 shares through a public offering at $3.60 per share, for gross proceeds of $41,400,000. There were 53,500 stock options exercised, which added $38,400 to the corporation's cash position, and 47,200 warrants exercised for proceeds of $188,800.

During the year, the Corporation repurchased by way of a Normal Course Issuer Bid 483,200 shares of the company at a cost of $1,299,252.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves primarily in liquid, interest bearing securities.

The Corporation used $13,162,387 cash in operating activities for the year ended December 31, 2005 as compared to $12,325,526 in the year ended December 31, 2004.

Outlook

BioMS is preparing to expand its clinical trial program with its MBP8298 technology for the treatment of Multiple Sclerosis into other indications and jurisdictions, including the U.S., in the forthcoming year. The Corporation signed a letter of intent with ICON, a global clinical research organization (CRO), to assume the lead for BioMS Medical's current phase II/III clinical trial with MBP8298. As a result, the Corporation expects to increase the potential number of clinical trial sites to a total of up to 50 across both Canada and Europe, and is targeting the completion of enrollment of the trial in mid 2006.

BioMS expects to continue to incur operating losses until such time as its lead drug, MBP8298 technology for the treatment of Multiple Sclerosis, has received regulatory approval and is available for commercial production. The company estimates that it has sufficient cash to cover the expected costs of the current MBP8298 Phase II/III clinical trial through to the second half of 2007. BioMS anticipates that it will approach the equity markets for the funding of additional research, manufacturing, preclinical and clinical trial expansion programs. The Corporation's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation are described below.

Licenses and Patents. The Corporation's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Corporation will bring any competitive advantage to the Corporation, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Corporation's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Corporation's products, that they will not imitate the Corporation's products or that they will not circumvent licenses and patents granted to the Corporation.

Clinical Studies. The Corporation has commenced a Phase II/III clinical trial for it's multiple sclerosis product, MBP8298. This study requires considerable resources from the Corporation. Obtaining positive and conclusive results from this study is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Corporation's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Corporation must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. The Corporation's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Corporation's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Corporation and the parties responsible for drug reimbursement, may select other treatments than those offered by the Corporation.

Competition. The Corporation is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Corporation's. Many of these organizations have marketing capabilities superior to the Corporation's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Corporation will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Corporation to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Corporation to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Corporation's products. Loss of services from a large part of this group or the inability of the Corporation to attract highly qualified personnel could compromise the Corporation's growth.

Volatility of Share Price. The market price of the Corporation's shares is subject to volatility. General market conditions as well as differences between the Corporation's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Corporation's shares.

Harbor Statement. The matters discussed in this annual report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.

Management's Responsibility for Financial Reporting

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this annual report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this annual report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The Audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

"Kevin Giese"
Signed

Kevin Giese
President and Chief Executive Officer

"Don Kimak"
Signed

Don Kimak
Chief Financial Officer

Form 52-109F1 – Certification of Annual Filings

I, DON KIMAK, Chief Financial Officer of BioMS Medical Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BioMS Medical Corp. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 14, 2006

"Don Kimak"
Signed
Name: Don Kimak
Title Chief Financial Officer

Form 52-109F1 – Certification of Annual Filings

I, KEVIN GIESE, President and Chief Executive Officer of BioMS Medical Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BioMS Medical Corp. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a) Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    b) Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 14, 2006

"Kevin Giese"
Signed
Name: Kevin Giese
Title President and Chief Executive Officer

BIOMS MEDICAL CORP.



CODE OF CONDUCT POLICY

Adopted February 15, 2006

1. OFFICERS, DIRECTOR AND CONSULTANT CODE OF CONDUCT POLICY

To ensure for orderly operations, provide for the best possible work environment and to encourage the provision of high quality service which meets the highest ethical standards of honesty and integrity, BioMS Medical expects all Officers, Directors and Consultants to conduct themselves at all times in such a way as to protect the interests of all Officers, Directors and Consultants, business associates, suppliers and investors. All Officers, Directors and Consultants are expected to further the objectives of BioMS Medical and to abide by the policies, rules and regulations established and approved by BioMS Medical. All Officers, Directors and Consultants are expected to consider risk management and accuracy at all times in the execution of their duties and the delivery of service. All Officers, Directors and Consultants are expected to conduct themselves in a professional fashion and fulfill their duties with courtesy, honesty, respect, integrity, and diligence. This includes the requirement for Officers, Directors and Consultants to apply themselves fully to the duties of the position and refrain from outside activities which bring BioMS Medical directly into disrepute or compromise the reputation of the organization.

BioMS Medical is dedicated to providing high quality, timely and effective service to our investors. All Officers, Directors and Consultants are expected to conduct themselves in a manner consistent with this objective. All Officers, Directors and Consultants of BioMS Medical are expected to carry out all business activities with the highest standards of honesty and integrity in mind and in a manner which satisfies all legal and regulatory requirements up which BioMS Medical is subject. When dealing on behalf of BioMS Medical with employees, contractors, suppliers, competitors, government, regulators or the general public, the highest ethical standards must be employed.

Without limiting the generality of the foregoing, or superceding any other policy in this Handbook, all Officers, Directors and Consultants are required to conform to the following specific expectations:

- Protect the Corporation's assets, and use them properly and with care for the benefit of BioMS, and not for personal use.
- Use e-mail, the internet, telephone and other forms of communication provided by BioMS appropriately, which means primarily for business-related purposes.
- Not speak on behalf of BioMS unless authorized to do so.
- Avoid situations in which your personal interests conflict or might conflict with the interests of BioMS.
- Obtain permission before joining the board of directors of another company or related organization.
- Not take personal opportunities discovered by using property of BioMS, or in your role with BioMS.
- Protect the confidentiality of BioMS's "non-public information".

- Ensure that BioMS' books and records are complete and accurate.
- Provide accurate and fair public disclosure.
- Investigate and report any accounting, auditing or disclosure concerns.
- Be committed to the prevention of workplace discrimination and harassment.
- Be committed to ensuring the health and safety of employees, consultants, officers and directors.
- Know and comply with all laws, rules and regulations applicable to your position.
- Not trade in BioMS securities or any other company's securities if you possess material "non-public information".
- Deal fairly with BioMS' customers, supplies and competitors.
- Not offer expensive gifts or other benefits to persons, including public officials and political parties, that might influence or be perceived as influencing a business decision.
- Not accept expensive gifts or other benefits from persons doing or seeking to do business with BioMS.

Violations of the Code of Conduct will be considered serious and will result in appropriate action being taken, up to and including termination of the relationship with BioMS Medical where the circumstances warrant.

ANFIELD
SUJIR
KENNEDY
& DURNO

BARRISTERS & SOLICITORS

1600 - 609 (
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Verlee Webb
E-MAIL: vwebb@askdlaw.com

OUR FILE NUMBER: MK/7248

March 27, 2006

British Columbia Securities Commission
P.O. Box 10142 – Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
Suite 400 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1900
Toronto, Ontario M5H 3S8

Autorité des marchés financiers
800, Victoria Square, 22nd floor
Postal Box 246, Stock Exchange Tower
Montreal, Québec H4Z 1G3

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Company")

On behalf of the Company, and as required pursuant to section 4.11 of National Instrument 51-102, we hereby deliver the reporting package comprised of the following documents:

a. an executed Notice of Change of Auditor;

b. a letter from the former auditor, Collins Barrow, Chartered Accountants;

c. a letter from the successor auditor PricewaterhouseCoopers LLP, Chartered Accountants; and

d. a letter from the Company confirming that the Notice of Change of Auditor and letters from the former and successor auditors have been reviewed by the Board of Directors of the Company.

We confirm that the reporting package will be included in the Information Circular for the Company's next annual general meeting.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per: "Verlee Webb"

Verlee Webb

VW/jl
Enclosure

cc: Collins Barrow, Chartered Accountants
PricewaterhouseCoopers LLP, Chartered Accountants

NOTICE OF CHANGE OF AUDITOR
National Instrument 51-102

BIOMS MEDICAL CORP.
(the "Company")

Effective March 24, 2006, Collins Barrow Chartered Accountants ("Collins Barrow") resigned as auditors of the Company by mutual agreement between the Company and Collins Barrow. PricewaterhouseCoopers LLP, Chartered Accountants, has been appointed as the Company's successor auditors. The proposal to change auditors has been considered and approved by the Audit Committee of the Company's Board of Directors.

There have been no reservations contained in any auditor's reports on the Company's annual financial statements for the preceding two fiscal years, and there have been no reportable events, being "disagreements", "consultations" or "unresolved issues" as defined in NI51-102, between the Company and Collins Barrow, Chartered Accountants. There have been no reservations contained in any auditor's report or reportable events on any interim financial information for any subsequent period preceding the date of this notice.

DATED at Vancouver, British Columbia, this 24th day of March, 2006.

BIOMS MEDICAL CORP.
BY ORDER OF THE BOARD

KEVIN A. GIESE
President and Chief Executive Officer



Collins Barrow Edmonton LLP
1550 Allstream Tower
10250 - 101 Street N.W.
Edmonton, Alberta
T5J 3P4

T. 780.428.1522
F. 780.425.8189
email:edmonton@collinsbarrow.com

March 24, 2006

Alberta Securities Commission
4th Floor, - 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

British Columbia Securities Commission
P.O. Box 10142 - Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

Ontario Securities Commission
20 Queen Street West, Suite 1900
Toronto, Ontario M5H 3S8

Autorité des marchés financiers
800, Victoria Square, 22nd floor
Postal Box 246, Stock Exchange Tower
Montreal , Quebec H4Z 1G3

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Company")

In accordance with subparagraph 4.11 (5)(a)(ii) of National Instrument 51-102, we have reviewed the Company's Notice of Change of Auditor (the "Notice") dated March 24, 2006 and, based on our knowledge of such information at this time, we agree with the information contained in such notice.

We understand that the Notice, along with this letter and a similar letter from PriceWaterhouseCoopers LLP, Chartered Accountants, the successor Auditor, will be filed with the regulatory authorities and included in the Company's relevant information circular to be mailed to the shareholders of the Company.

Very truly yours,

Collins Barrow Edmonton LLP

Collins Barrow
Chartered Accountants

cc: PricewaterhouseCoopers LLP
BioMS Medical Corp.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 6776
Direct Tel. (780)441-6815

March 27, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)

We have read the statements made by BioMS Medical Corp. in the attached copy of Change of Auditor Notice dated March 24, 2006, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated March 24, 2006.

Yours very truly,

PricewaterhouseCoopers LLP

Edmonton, Alberta

BIOMS MEDICAL CORP.

March 27, 2006

British Columbia Securities Commission
P.O. Box 10142 – Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
Suite 400 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1900
Toronto, Ontario M5H 3S8

Autorité des marchés financiers
800, Victoria Square, 22nd floor
Postal Box 246, Stock Exchange Tower
Montreal, Québec H4Z 1G3

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Company")
Change of Auditor

In accordance with National Instrument 51-102, we confirm that, in connection with our Change of Auditor, the Board of Directors of BioMS Medical Corp. has approved the attached Reporting Package. A copy of the Reporting Package is enclosed for the Commission's files. Copies of the Reporting Package have also been provided to the Company's former auditor, Collins Barrow, Chartered Accountants and the Company's successor auditor, PricewaterhouseCoopers LLP, Chartered Accountants.

Yours truly,

BIOMS MEDICAL CORP.

Per: ______________________
Authorized Signatory

Enclosure

A/007248000/40407.1

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

RECEIVED
2005 MAY 19 P 3:40

BioMS MEDICAL CORP. ANNUAL REPORT 2005

04.01.05







1

04.01.05

It began with one patient. On January 4, 2005, the first patient arrived at St. Michael's hospital in Toronto, to receive their first intravenous injection of MBP8298, a therapeutic that has shown great potential in slowing the progression of secondary progressive multiple sclerosis [SPMS]. This patient symbolized the start of BioMS Medical's pivotal phase II/III clinical trial and marked an exciting period for the company—a critical hurdle before this medical break-through could potentially be made available to MS patients globally, positively affecting the lives of hundreds of thousands of people.

THE ONLY PHASE III TRIAL FOR SECONDARY PROGRESSIVE MS IN THE WORLD.

MBP 8298
(500 mg D-17-T for IV
Protocol number : MBP 8298-
For clinical trial use only.
Investigational Drug. To be
Investigators Only.
Reconstitution : See
Caution : New Drug

...2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 51 52 53 54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 100...

From the first patient's initial dosing of MBP8298, BioMS has continued to gain momentum as it advances patient enrollment across Canada, the UK and Sweden. After 26 years of research and the successful completion of phase I and II trials, BioMS is currently the only late-stage clinical trial in the world for the treatment of SPMS, a form of MS that affects approximately 45% of the estimated 2.5 million MS patients worldwide.

Early results from the double-blinded phase II trial were positive, demonstrating significant delays in the progression of MS in patients who had HLA-DR2 or HLA-DR4 immune response genes. The safety of MBP8298 is well documented, with the longest patient being on the drug for over 12 years. There is currently a lack of effective treatments for progressive MS and with an estimated $8 billion market opportunity, BioMS is in a very unique position.

BioMS expects to complete full enrollment in 2006 and has met crucial milestones in the process, including three positive Data Safety Monitoring Board (DSMB) reviews.

UP TO

50

CLINICAL SITES



SUPPORTED BY LEADING INTERNATIONAL INVESTIGATORS

CANADA Dr. Mark Freedman, Professor of Neurology at the University of Ottawa and Director of the MS Research Clinic at the Ottawa Hospital. Dr. Freedman is a world expert in disease models of MS and clinical immunology, with over two decades of experience in developing MS treatments. He is a Fellow of the American Academy of Neurology, serves on the medical advisory committee for the MS Society of Canada and is a member of the clinical trial group for the National MS Society (USA).

UNITED KINGDOM Dr. Carolyn Young, Consultant Neurologist at the Walton Centre for Neurology and Neurosurgery, Liverpool, and honorary senior lecturer at the University of Liverpool. Dr. Young founded the MS services at the Walton Centre in 1993 and has acted as principal or chief investigator for more than 20 trials in MS therapies.

SWEDEN Dr. Tomas Olsson, Head of CNS research, Professor of Molecular Medicine, and Senior Staff Physician of Neurology at the Karolinska Hospital in Stockholm. Dr. Olsson is a member of the Nobel Assembly, serves on the editorial board of a number of scientific journals, the board of the Swedish MS Society, and both the international MS Society and the scientific board of the European committee for the treatment of MS. He is also co-founder and board member of the European School of Neuroimmunology.

"The BioMS study is the first study to truly define "progressive" disease and distinguish it clinically from relapse-related progressive disease. As a result this study in addition to testing the MBP8298 peptide on as pure a clinically-defined progressive group as is possible, will yield important new natural history data as well as MRI and immunological information about this carefully selected cohort of patients. Progressive MS is the disease we must learn to heal and the results of this study, no matter what the outcome, will be an important step to reaching that goal."

Dr. Mark Freedman

$41 MILLION RAISED

STRONG CAPITAL POSITION

In 2005, BioMS successfully completed one of the largest Canadian biotech financings, raising over $41 million. Over 40 institutions in six countries participated, including Denmark, Sweden, Switzerland, Norway, Canada and the UK. From this position of fiscal strength, BioMS is only 30-36 months away from potentially obtaining the results needed to introduce MBP8298 to SPMS patients around the world.

MBP8298 represents an investment opportunity for our shareholders with blockbuster potential—an $8 billion market opportunity. However, the other value of this therapy is on a more personal scale, with the drug having the potential to change the lives of hundreds of thousands of MS patients around the globe who do not currently have any treatment options. BioMS is not just establishing a promising future for our shareholders, but also for MS patients everywhere.

...542 543 544
545 546 547
548 549 550
551 552

BioMS is building on the momentum generated throughout the pivotal trial to expand its horizons. As we continue to lead the current trial in Canada and Europe, BioMS expects to advance our US strategy with an Investigational New Drug (IND) submission for a second SPMS trial, in addition to exploring the effectiveness of MBP8298 in relapsing remitting MS.

MS affects approximately 2.5 million people worldwide and yet there are limited therapy options available for progressive MS patients. MBP8298 was specifically designed for the treatment of multiple sclerosis patients and, with a combined total of over 300 patient-years of experience, BioMS is well on its way to offering hope for millions of lives.



Clifford Giese
Chairman

Kevin Giese
President and CEO

Clifford Giese, Chairman

DEAR SHAREHOLDERS

BioMS built tremendous momentum in 2005 towards unlocking the potential of MBP8298. We initiated our pivotal phase II/III multiple sclerosis trial for MBP8298, expanded the trial beyond Canada into the UK and Sweden, and raised more than $41 million to support our drug development efforts. Thanks to the commitment of our employees, partners, consultants, clinical investigators, doctors, nurses and patients participating in this study, we can all proudly claim to be undertaking the only late-stage trial for the treatment of secondary progressive multiple sclerosis.

MBP8298 is a drug designed to target patients with a genetic predisposition to MS. It has demonstrated the ability to significantly delay the progress of SPMS in a responder group with genetic traits common to almost 75% of MS patients. More than 300 combined patient years of treatment experience have been gained and many patients continue to be treated, the longest for 12 years.

We initiated the Canadian arm of our phase III trial at the start of 2005 and enrolled the first 100 patients, who received extensive safety analysis and were recruited from a limited number of sites, in the first 12 months. From there, enrollment accelerated significantly as we included additional sites in the UK and Sweden and we expect to complete enrollment of the 553 patients in 2006. The trial is supported by leading research institutions and investigators and continues to receive positive reviews from its Data Safety Monitoring Board.

Canada, the UK, Scandinavia, and the northern United States have among the highest rates of multiple sclerosis in the world. Our strategy remains to seek regulatory approval for our drug in each of these jurisdictions and ultimately on a worldwide basis. Discussions have begun with the FDA to determine the appropriate regulatory approval path for MBP8298 in the U.S.

Of the more than 2.5 million MS patients worldwide, our drug currently targets approximately 45% of the MS patient population. The market size for this unmet need is estimated to have a potential of $8 billion annually. We also continue to pursue additional opportunities including developing HYC750 and advancing the research being conducted at BioCyDex. To fund all of these drug development initiatives, BioMS successfully completed one of the largest Canadian biotech financings in years, raising more than $41 million from more than 40 institutions in Canada and across Europe.

Our achievements in 2005 were significant and we continue to gain momentum into 2006. We thank our employees for their dedication and our shareholders for joining with us as we steadily work to advance our critically important MS drug towards commercialization.

Clifford Giese
Chairman
BioMS Medical Corp.

Kevin Giese
President and CEO
BioMS Medical Corp.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2005

This Management's Discussion and Analysis of Financial Condition and Results of Operations for BioMS Medical Corp. should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes. The Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

OVERVIEW

BioMS Medical Corp. ("BioMS" or the "Corporation") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Corporation has received approval from Health Canada as well as regulatory authorities in the United Kingdom and Sweden to conduct a Phase II/III Pivotal Clinical Trial on MBP8298. The enrollment has commenced for the trial in Canada, the United Kingdom and Sweden. The trial data has been reviewed, on a continuous basis, by the independent Data Safety Monitoring Board which has recommended that the trial continue.

The Corporation has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials.

BioMS Medical has a 49% interest in BioCyDex Inc. BioCyDex is a private company that is developing a unique proprietary drug delivery technology to deliver both novel antiviral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. The company is additionally developing technology for the delivery and imaging of genes in cells to be used as part of gene therapy treatments.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

THREE YEAR REVIEW

Financial Information for the last three years ended December 31, 2005

	2005	2004	2003
Expenses	$ (16,922,869)	$ (12,895,804)	$ (8,430,424)
Less: investment income	$ 1,163,086	$ 388,570	$ 789,897
Net loss	$ (15,759,783)	$ (12,507,234)	$ (7,640,527)
Loss per common share	$ (0.26)	$ (0.24)	$ (0.16)
Total assets	$ 51,359,161	$ 27,248,665	$ 32,673,701

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The consolidated net loss of the Corporation for the year ended December 31, 2005 was $15.8 million or $0.26 per share compared with a consolidated net loss of $12.5 million or $0.24 per share for the previous year. The increase in the loss was the result of larger research and development expenditures of $3.3 million, increased general and administrative expenses of $0.7 million, partially offset by the increase in investment income of $0.8 million. It is expected that research and development expenses will increase over the next 2 years as the MBP8298 clinical trial continues.

EXPENSES

Total consolidated expenses for the year ended December 31, 2005 were $16.9 million as compared with $12.9 million in the previous year. In 2005, expenses related to the Corporation's direct research and development efforts accounted for $10.6 million or 62% of all expenses as compared with $7.3 million or 56% in 2004.

RESEARCH AND DEVELOPMENT

Research and development expenses for the year ended December 31, 2005 totaled $10.6 million compared with $7.3 million in 2004. The increase in expenses is the result of the increase in the number of patients being enrolled in the pivotal Phase II/III Clinical Trial for MBP8298.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $4.8 million for the year ended December 31, 2005 as compared to $4.1 million in the year ended December 31, 2004. General and administrative expenses represented approximately 28% of total gross expenses for the Company in 2005 compared with approximately 32% in 2004. General and administrative expenses include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, directors' fees and various other expenses relating to the operations and growth of the Corporation. The increase in the general and administrative expenses is the result of a general increase in the overall activity of the Corporation.

STOCK-BASED COMPENSATION EXPENSE

As of January 1, 2003, the Corporation adopted a new accounting standard for stock-based compensation. As such, new awards of stock options commencing January 1, 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense over the period in which the related services are rendered.

During the year, the Corporation granted 1,297,500 new stock options. The Corporation used the Black-Scholes option pricing model to estimate the fair value of the options granted. The 1,297,500 options granted were vested immediately. Application of the fair value method resulted in a $713,059 charge to stock-based compensation expense with a corresponding charge credited to contributed surplus for the year ended December 31, 2005.

INVESTMENT INCOME

Investment income earned on funds invested was $1.2 million for the year ended December 31, 2005, as compared to $0.4 million for the previous year. The Corporation expects that investment income will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

EIGHT QUARTER REVIEW

Financial Information – Quarterly

Year Ended December 31, 2005	Q1	Q2	Q3	Q4
Research and development	$ 1,050,614	$ 1,765,528	$ 3,204,259	$ 4,552,426
General and administrative	1,073,578	1,118,421	847,525	1,767,454
Amortization of licensing costs	367,935	367,936	367,935	367,908
Amortization of property and equipment	14,133	14,338	17,914	24,965
Investment income	91,624	364,590	490,724	216,148
Net loss	$ 2,414,636	$ 2,901,633	$ 3,946,909	$ 6,496,605
Loss per common share – basic	$ (0.05)	$ (0.05)	$ (0.06)	$ (0.10)

Year Ended December 31, 2004	Q1	Q2	Q3	Q4
Research and development	$ 3,368,811	$ 995,454	$ 1,065,846	$ 1,852,438
General and administrative	779,835	883,939	1,056,190	1,377,896
Amortization of licensing costs	367,936	367,935	367,936	367,935
Amortization of property and equipment	8,442	8,677	12,701	13,833
Investment income	90,585	112,681	98,950	86,354
Net loss	$ 4,434,439	$ 2,143,324	$ 2,403,723	$ 3,525,748
Loss per common share – basic	$ (0.09)	$ (0.04)	$ (0.05)	$ (0.07)

BioMS Medical Corp. is a development stage corporation, with its primary focus being the development and commercialization of a medical treatment for multiple sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that it has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the current clinical trial through to the second half of 2007.

The quarterly results of the Corporation have fluctuated primarily as a result of the timing of research and development activities.

In the 4th quarter of 2005, the Corporation incurred a loss of $6,496,605 or $0.10 per share as compared to a loss of $3,525,748 or $0.07 per share in the 4th quarter of 2004. Investment income was $216,148 in the period in 2005 compared to $86,354 in 2004. Research and development expenses increased to $4,552,426 in 2005 from $1,852,438 in 2004. General and administrative expenses increased to $1,767,454 for the quarter in 2005 from $1,377,896 in 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND SOLVENCY

At December 31, 2005, cash and short-term investments totaled $38.0 million as compared to $14.4 million at December 31, 2004.

At December 31, 2005, the Corporation had working capital of $37.2 million as compared to $13.9 million at December 31, 2004. Management estimates that the current working capital is sufficient for the Corporation to meet its obligations in respect of the existing clinical trial program through to the second half of 2007.

During the year, the Corporation strengthened its cash position by the issuance of 11,500,000 shares through a public offering at $3.60 per share, for gross proceeds of $41,400,000. There were 53,500 stock options exercised, which added $38,400 to the corporation's cash position, and 47,200 warrants exercised for proceeds of $188,800.

During the year, the Corporation repurchased by way of a Normal Course Issuer Bid 483,200 shares of the company at a cost of $1,299,252.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves primarily in liquid, interest bearing securities.

The Corporation used $13,162,387 cash in operating activities for the year ended December 31, 2005 as compared to $12,325,526 in the year ended December 31, 2004.

OUTLOOK

BioMS is preparing to expand its clinical trial program with its MBP8298 technology for the treatment of Multiple Sclerosis into other indications and jurisdictions, including the U.S., in the forthcoming year. The Corporation signed a letter of intent with ICON, a global clinical research organization (CRO), to assume the lead for BioMS Medical's current phase II/III clinical trial with MBP8298. As a result, the Corporation expects to increase the potential number of clinical trial sites to a total of up to 50 across both Canada and Europe, and is targeting the completion of enrollment of the trial in mid 2006.

BioMS expects to continue to incur operating losses until such time as its lead drug, MBP8298 technology for the treatment of Multiple Sclerosis, has received regulatory approval and is available for commercial production. The company estimates that it has sufficient cash to cover the expected costs of the current MBP8298 Phase II/III clinical trial through to the second half of 2007. BioMS anticipates that it will approach the equity markets for the funding of additional research, manufacturing, preclinical and clinical trial expansion programs. The Corporation's ability to raise capital will depend on equity market conditions at that time.

RISKS AND UNCERTAINTIES

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation are described below.

Licenses and Patents. The Corporation's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets, and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Corporation will bring any competitive advantage to the Corporation, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Corporation's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Corporation's products, that they will not imitate the Corporation's products or that they will not circumvent licenses and patents granted to the Corporation.

Clinical Studies. The Corporation has commenced a Phase II/III clinical trial for it's multiple sclerosis product, MBP8298. This study requires considerable resources from the Corporation. Obtaining positive and conclusive results from this study is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Corporation's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Corporation must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. The Corporation's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Corporation's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Corporation and the parties responsible for drug reimbursement, may select other treatments than those offered by the Corporation.

Competition. The Corporation is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Corporation's. Many of these organizations have marketing capabilities superior to the Corporation's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Corporation will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Corporation to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Corporation to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Corporation's products. Loss of services from a large part of this group or the inability of the Corporation to attract highly qualified personnel could compromise the Corporation's growth.

Volatility of Share Price. The market price of the Corporation's shares is subject to volatility. General market conditions as well as differences between the Corporation's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Corporation's shares.

Harbor Statement. The matters discussed in this annual report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward-looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this annual report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this annual report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The Audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

Kevin Giese
President and Chief Executive Officer

Don Kimak
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of BioMS Medical Corp.

We have audited the consolidated balance sheets of BioMS Medical Corp., a development stage corporation as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Collins Barrow Edmonton LLP

Edmonton, Alberta
February 1, 2006

Chartered Accountants

CONSOLIDATED BALANCE SHEET

December 31, 2005 and 2004

	2005	2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 34,526,582	$ 12,385,258
Short term investments	3,509,061	2,000,342
Amounts receivable	191,233	234,709
Prepaid expenses	2,452,509	438,229
	40,679,385	15,058,538
Investment (Notes 3 and 4)	–	189,057
Licensing costs (Note 5)	10,325,869	11,797,583
Property and equipment (Note 6)	353,907	203,487
	$ 51,359,161	$ 27,248,665
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 3,451,080	$ 1,138,999
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	96,688,272	59,092,732
Contributed surplus (Note 7)	1,326,154	613,095
Deficit	(50,106,345)	(33,596,161)
	47,908,081	26,109,666
	$ 51,359,161	$ 27,248,665

Commitments (Note 13)

See accompanying notes

Approved on behalf of the Board

Director Director

CONSOLIDATED STATEMENT OF OPERATIONS

For the Years Ended December 31, 2005 and 2004 and Period From Inception to December 31, 2005

	Cumulative from Inception to December 31, 2005	2005	2004
Expenses			
Research and development (Note 8)	$ 30,637,302	$ 10,572,827	$ 7,282,549
General and administrative (Note 9)	14,450,536	4,806,978	4,097,860
Amortization of licensing costs	7,339,417	1,471,714	1,471,742
Amortization of property and equipment	145,403	71,350	43,653
	52,572,658	16,922,869	12,895,804
Less:			
Investment income	3,431,047	1,163,086	388,570
Net loss	$ 49,141,611	$ 15,759,783	$ 12,507,234
Loss per common share			
- basic and fully diluted (Note 10)		$ 0.26	$ 0.24

See accompanying notes

CONSOLIDATED STATEMENT OF DEFICIT

For the Years Ended December 31, 2005 and 2004 and Period From Inception to December 31, 2005

	Cumulative from Inception to December 31, 2005	2005	2004
Balance, beginning of period	$ –	$ 33,596,161	$ 20,791,317
Change in accounting policy (Note 3)	–	189,061	–
Balance as restated	–	33,785,222	20,791,317
Net loss	49,141,611	15,759,783	12,507,234
Excess of repurchase price of common shares over stated capital	964,734	561,340	297,610
Balance, end of period	$ 50,106,345	$ 50,106,345	$ 33,596,161

See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004 and Period From Inception to December 31, 2005

	Cumulative from Inception to December 31, 2005	2005	2004
Cash provided by (used in):			
Operating Activities			
Net loss	$ (49,141,611)	$ (15,759,783)	$ (12,507,234)
Items not involving cash:			
Stock-based compensation	1,326,154	713,059	209,167
Amortization of licensing costs	7,339,417	1,471,714	1,471,742
Amortization of property and equipment	145,403	71,350	43,653
Net change in non-cash working capital balances related to operations (Note 11)	793,183	341,273	(1,542,854)
	(39,537,454)	(13,162,387)	(12,325,526)
Investing Activities			
Investment funds advanced (Note 3)	–	–	(67,507)
Purchase of property and equipment	(499,312)	(221,770)	(112,613)
Licensing costs	(6,467,434)	–	–
Purchase of short term investments	(3,509,061)	(1,508,719)	(2,000,342)
	(10,475,807)	(1,730,489)	(2,180,462)
Financing Activities			
Repurchase of share capital (Note 7)	(1,913,483)	(1,299,252)	(454,681)
Share issue costs	(5,497,466)	(3,293,748)	(1,042,440)
Proceeds from issuance of share capital (Note 7)	91,950,792	41,627,200	9,439,733
	84,539,843	37,034,200	7,942,612
Increase (decrease) in cash	34,526,582	22,141,324	(6,563,376)
Cash and cash equivalents, beginning of year	–	12,385,258	18,948,634
Cash and cash equivalents, end of year	$ 34,526,582	$ 34,526,582	$ 12,385,258
Cash and cash equivalents consists of:			
Bank accounts	$ 3,026,106	$ 3,026,106	$ 642,745
Interest bearing deposits and securities	31,500,476	31,500,476	11,742,513
	$ 34,526,582	$ 34,526,582	$ 12,385,258

See accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and December 31, 2004

1 NATURE OF BUSINESS

BioMS Medical Corp. (the "Corporation") is incorporated in Alberta under the Business Corporations Act and is a development stage corporation. The Corporation develops new pharmaceutical technologies through pre-clinical and clinical trial stages, with the primary focus on the development of its drug MBP8298 for Multiple Sclerosis.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation, its wholly owned subsidiaries, BioMS Technology Corp. and BioMS Technology International Ltd. and a variable interest entity (VIE) for which the Corporation is the primary beneficiary, BioCyDex Inc. The Corporation has a 49% interest in BioCyDex Inc. All intercompany balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

Cash and cash equivalents includes balances with banks, term deposits and investments, which are highly liquid interest bearing marketable securities or deposits with a maturity of three months or less when purchased.

Short Term Investments

Short term investments include securities and a term deposit with an original maturity of greater than three months.

Property and Equipment

Property and equipment is recorded at cost less amortization. Property and equipment is amortized over the estimated useful life using the straight-line method at an annual rate of 20%. The Corporation evaluates the carrying value of property and equipment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of the asset exceeds the fair value. The fair value is determined by the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years. The Corporation regularly reviews its licensing costs for impairment and records an impairment charge when the carrying amount exceeds fair value.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Corporation accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Foreign Currency Translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the statement of operations.

Stock-Based Compensation

The Corporation grants stock options to employees, directors and consultants pursuant to a stock option plan described in Note 7. The Corporation uses the fair value method of accounting for all stock-based awards granted since January 1, 2003.

Investment Income

Investment income is recognized on the accrual basis in accordance with the investments held.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CHANGES IN ACCOUNTING POLICIES

Consolidation of Variable Interest Entities

During the fourth quarter of fiscal 2005, the Corporation adopted the recommendations set out in Accounting Standards Board Guideline AcG-15, "Consolidation of Variable Interest Entities". Under this guideline, certain variable interest entities (VIE) must be consolidated. A VIE is any legal entity that is controlled by contractual rights or other financial interest but not a voting equity interest.

3. CHANGES IN ACCOUNTING POLICIES (continued)

The Corporation applied the provisions of AcG-15 retroactively with no restatement of prior periods. Accordingly, the Corporation consolidated an investment in which it has a variable interest and is the primary beneficiary. As a result of the application of this new accounting principle in 2005, an adjustment of $189,061 was made to opening deficit; investment decreased by $189,057; research and development decreased by $4.

4. INVESTMENT

During December 2005, the Corporation exercised its option to increase its investment in BioCyDex Inc. from 30% to 49% for an amount of $137,609. As a result of adopting the recommendations set out in Accounting Standards Board Guideline AcG-15, as discussed above in Note 3, the accounts of the company have been included in the consolidated financial statements.

5. LICENSING COSTS

	2005			2004
	Cost	Accumulated Amortization	Net	Net
Licensing costs	$ 17,665,286	$ 7,339,417	$ 10,325,869	$ 11,797,583

The licensing costs relate to patents the Corporation has acquired with respect to the treatment of Multiple Sclerosis. There was no impairment of licensing costs recorded during the years ended December 31, 2005 and 2004.

6. PROPERTY AND EQUIPMENT

	2005			2004
	Cost	Accumulated Amortization	Net	Net
Furniture and equipment	$ 23,150	$ 5,325	$ 17,825	$ 13,589
Computer equipment and software	156,108	75,258	80,850	85,585
Leasehold improvements	320,052	64,820	255,232	104,313
	$ 499,310	$ 145,403	$ 353,907	$ 203,487

7. SHARE CAPITAL

Authorized:

Unlimited number of Class A and B voting, common shares

Unlimited number of Class C and D non-voting, common shares

Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

7 SHARE CAPITAL (continued)

	Class A Common Shares Issued and Outstanding		Contributed
	Shares	Amount	Surplus
Balance, December 31, 1999			
Common shares issued for cash	2,900,000	$ 460,000	$
Share issue costs		(76,610)	
Balance, December 31, 2000	2,900,000	383,390	
Reverse takeover by BioMS Technology Corp.	38,431,289	30,104,917	
Issued for cash on exercise of stock options	3,266,630	9,070,490	
Common shares issued for cash	3,300,000	8,250,000	
Share issue costs		(971,065)	
Balance, December 31, 2001	47,897,919	46,837,732	
Issued for cash on exercise of share purchase warrants	658,752	2,635,008	
Private placement issued for cash	150,000	615,000	
Issued for cash on exercise of employee stock options	3,000	8,911	
Share issue costs		(15,375)	
Balance, December 31, 2002	48,709,671	50,081,276	
Issued for cash on exercise of share purchase warrants	330,000	825,000	
Repurchase pursuant to normal course issuer bid	(52,200)	(53,766)	
Contributed surplus			403,928
Balance, December 31, 2003	48,987,471	50,852,510	403,928
Private placement issued for cash	2,844,495	9,386,833	
Issued for cash on exercise of employee stock options	126,000	52,900	
Repurchase pursuant to normal course issuer bid	(137,300)	(157,071)	
Share issue costs		(1,042,440)	
Contributed surplus			209,167
Balance, December 31, 2004	51,820,666	59,092,732	613,095
Private placement issued for cash	11,500,000	41,400,000	
Issued for cash on exercise of employee stock options	53,500	38,400	
Issued for cash on exercise of share purchase warrants	47,200	188,800	
Repurchase pursuant to normal course issuer bid	(483,200)	(737,912)	
Share issue costs		(3,293,748)	
Contributed surplus			713,059
Balance, December 31, 2005	62,938,166	$ 96,688,272	$ 1,326,154

7. SHARE CAPITAL (continued)

Shares Issued

In relation to the short form prospectus offering dated March 14, 2005, 10,000,000 units of the Corporation were issued at a price of $3.60 per unit to raise gross proceeds of $36,000,000. The Corporation also used its over-allotment option and issued another 1,500,000 units at a price of $3.60 per unit to raise gross proceeds of $5,400,000. The total proceeds from this short form prospectus offering was $41,400,000. Each unit consisted of one Class A common share of the Corporation and one share purchase warrant entitling the holder to purchase one Class A common share at a price of $5.00 per share on or before March 23, 2009.

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 Class A common shares, during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. Pursuant to the Normal Course Issuer Bid, the Corporation acquired 125,900 of its common shares at an average price of $3.26 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

On August 12, 2004, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 200,000 Class A common shares during the period of August 15, 2004 to August 14, 2005 at the market price at the time of the repurchase. On May 20, 2005, the Corporation received approval to increase its Normal Course Issuer Bid allowing the Corporation to repurchase up to 1,000,000 Class A common shares during this same period. The corporation acquired 375,000 of its common shares at an average price of $2.79 per share. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

On August 15, 2005, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 1,000,000 Class A common shares during the period of August 15, 2005 to August 14, 2006 at the market price at the time of repurchase. The Corporation acquired 171,800 of its common shares at an average price of $2.67 per share. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the Corporation. The Options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At December 31, 2005, 8,000,000 common shares were reserved for stock options, of which 4,172,500 have been granted under this plan. The remaining 3,827,500 stock options are available for grant in the future under the plan. At December 31, 2005, the outstanding stock options also include 1,112,000 options which were issued prior to the establishment of the stock option plan. On April 27, 2005, the expiry date on 1,082,000 options was extended an additional five years from July 23, 2006 to July 23, 2011 and from March 24, 2007 to March 24, 2012.

7. SHARE CAPITAL (continued)

Incentive Stock Option Plan (continued)

	December 31, 2005		December 31, 2004	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,040,500	$ 3.36	2,911,500	$ 3.22
Granted	1,297,500	3.15	1,285,000	3.43
Cancelled	–	–	(20,000)	2.50
Expired	–	–	(10,000)	2.97
Exercised	(53,500)	0.72	(126,000)	0.42
Outstanding, end of period	5,284,500	3.34	4,040,500	3.36

Range of Exercise Prices:

	Options Outstanding			Options Exercisable	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price
$2.50 to $2.97	1,372,000	$ 2.60	6.59	1,372,000	$ 2.60
$3.08 to $3.50	2,507,500	3.35	8.64	2,477,500	3.32
$3.65	60,000	3.65	7.24	60,000	3.65
$4.00 to $4.14	1,315,000	4.00	6.71	1,315,000	4.00
$5.75	30,000	5.75	0.85	30,000	5.75
	5,284,500	3.34	7.57	5,254,500	3.32

7. SHARE CAPITAL (continued)

Incentive Stock Option Plan (continued)

3,090,000 options are issued to directors, some of whom are officers, and 2,194,500 options are issued to employees and consultants.

As the Corporation is following the fair value based method of accounting for stock options, compensation expense of $713,059 has been recorded for the year ended December 31, 2005 (2004 - $209,167).

The Corporation used the Black-Scholes option valuation model to estimate the fair value of the options for the year ended December 31, 2005 and 2004 using the following weighted average assumptions:

	2005	2004
Dividend yield	0.0	0.0
Volatility factors of expected marketplace	0.26	0.22
Risk-free interest rate	3.8%	3.3%
Weighted average expected life of the options	69 mos.	72 mos.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Warrants

The Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	Subscription Price
Outstanding, beginning of year	1,815,000	$ 4.00
Issued during the year	1,422,248	4.00
Outstanding, December 31, 2004	3,237,248	
Issued during the year	11,500,000	5.00
Exercised during the year	(47,200)	4.00
Expired during the year	(3,190,048)	4.00
Outstanding, December 31, 2005	11,500,000	

7. SHARE CAPITAL (continued)

Warrants (continued)

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004. Effective October 21, 2004, the expiry date was extended from October 22, 2004 to October 22, 2005.

The 1,422,248 warrants issued under the prospectus dated January 12, 2004 have an exercise price of $4.30. The exercise price was reduced December 23, 2004 to $4.00 per share and the expiry date was extended from March 17, 2005 to October 22, 2005. Each whole warrant entitles the holder to purchase one Class A common share on or before October 22, 2005. The warrants have an estimated fair value of $290,575 and have been included as part of share capital.

The warrants issued under the prospectus dated March 14, 2005 have an exercise price of $5.00 per share. Each warrant entitles the holder to purchase one Class A common share on or before March 23, 2009. The warrants have an estimated fair value of $4,669,848 and have been included as part of share capital.

8. RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs consist primarily of expenses related to clinical development programs for MBP8298 and associated commercialization expense primarily consisting of product manufacturing initiatives.

9. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs, management remuneration and other expenses.

10. LOSS PER SHARE

Loss per share has been allocated on the weighted average number of common shares outstanding for the year of 60,602,944 (December 31, 2004 – 51,167,584).

The effect of potential exercise of options and warrants is anti-dilutive at December 31, 2005 and December 31, 2004 and is therefore not presented.

11. NET CHANGE IN NON CASH WORKING CAPITAL BALANCES

	2005	2004
Amounts receivable	$ 43,472	$ (101,730)
Prepaid expenses	(2,014,280)	(371,543)
Accounts payable and accrued liabilities	2,312,081	(1,069,581)
	$ 341,273	$ (1,542,854)

12. INCOME TAX

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Corporation's future tax assets and liabilities as of December 31, 2005 are as follows:

	2005	2004
Research and development expenditures carry-forwards	$ 7,108,143	$ 3,765,714
Difference between book value and tax value of property and equipment and licensing costs	2,952,280	2,452,925
Research and development tax credits	5,398,750	3,393,857
Non-capital tax losses carry-forwards	6,653,091	5,556,295
	22,112,264	15,168,791
Valuation allowance	(22,112,264)	(15,168,791)
Net future income tax asset	$ -	$ -

As at December 31, 2005, the Corporation has scientific research and experimental development expenditures in the amount of $21,142,604 (2004 - $11,118,138) available for carry-forward indefinitely to reduce future taxable income. The Corporation has unclaimed investment tax credits of approximately $5,398,750 (2004 - $3,393,857) available to reduce future income taxes otherwise payable.

12. INCOME TAX (continued)

The Corporation also has non-capital income tax losses in the amount of $19,789,088 in the aggregate available as at December 31, 2005 to reduce taxable income in future years. The potential income tax benefit of these losses has not been reflected in the financial statements at December 31, 2005. The losses and credits will expire as follows:

	Federal Investment Tax Credits	R & D Carry-Forwards	Non-Capital Losses Carry-Forwards
2007	$ –	$ –	$ 659,307
2008	–	–	3,056,691
2009	–	–	6,078,151
2010	–	–	3,143,323
2011	354,157	–	–
2012	566,881	–	–
2013	1,016,310	–	–
2014	1,456,509	–	3,467,297
2015	2,004,893	–	3,384,319
Indefinitely	–	21,142,604	–
	$ 5,398,750	$ 21,142,604	$ 19,789,088

The difference between the computed expected income tax recovery based on a combined federal and provincial tax rate of 33.62% (2004 - 33.87%) and the actual income tax recovery are summarized as follows:

	2005	2004
Computed expected income tax recovery	$ 5,298,440	$ 4,236,200
Decrease in tax resulting from:		
Amortization in excess of deductible expense for tax	(349,628)	(512,206)
Unrecognized research and development tax deduction	(3,538,326)	(2,466,599)
Non-deductible items	(256,418)	(42,521)
Unrecognized benefits of non-capital losses	(1,154,068)	(1,214,874)
Income tax expense	$ –	$ –

13. COMMITMENTS

A) The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

B) The Corporation has entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives, and royalties on an escalating scale based on net sales of the licensed product.

C) The Corporation has entered into development and supply agreements with third parties to produce and supply a pharmaceutical during the development and commercial period. In addition to the commitment to pay for the supply of pharmaceutical provided, the Corporation has also committed to make certain milestone payments as they are achieved by the third parties.

14. FINANCIAL INSTRUMENTS

Financial instruments of the Corporation consist mainly of cash and cash equivalents, short term investments, amounts receivable, investment and accounts payable and accrued liabilities. As at December 31, 2005 and 2004, there are no significant differences between the carrying amounts of these items and their estimated fair values.

15. RELATED PARTY TRANSACTIONS

The Corporation paid management and administration amounts of $1,195,000 (2004 - $882,500) to companies controlled by directors and officers. Office rent and general administrative expenses in the amount of $231,055 (2004 - $167,175) were also paid to a company controlled by a director of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. INTEREST RATE RISK

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

17. CREDIT RISK

The Corporation has no exposure to credit risk as no sales have yet occurred.

CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS

Clifford Giese
Chairman

Kevin Giese
President and Chief Executive Officer

Laine Woollard
Director

Dr. Kjell Stenberg
Chief Operating Officer

Dr. John Wetherell
Director

Bryan McKnight
Director

Don Kimak
Chief Financial Officer

Michael Kennedy
Secretary

Tony Hesby
Executive Vice President Corporate Affairs

LEGAL COUNSEL

Anfield Sujir Kennedy & Durno

AUDITORS

Collins Barrow

REGISTRAR AND TRANSFER AGENT

Pacific Corporate Trust Company

EXCHANGE AND SYMBOL

BioMS is listed on the Toronto Stock Exchange (TSX) under the symbol "MS"

CORPORATE OFFICE

BioMS Medical Corp.
6030-88 Street
Edmonton, Alberta
T6E 6G4
Ph: 780.413.7152
Fx: 780.408.3040

ANNUAL GENERAL MEETING

Thursday, April 27, 2006 at 4:00pm
Daltons Conference Center, Greenwood Inn
4485 Gateway Boulevard
Edmonton, Alberta
T6H 5C3
Ph: 780.432.1200

WEBSITE

www.biomsmedical.com

FOR MORE INFORMATION

Ryan Giese
Vice President Corporate Communications
BioMS Medical Corp.
Ph: 780.413.7152
Fx: 780.408.3040
E-mail: rgiese@biomsmedical.com

Tony Hesby
Executive Vice President Corporate Affairs
BioMS Medical Corp.
Ph: 780.413.7152
E-mail: thesby@biomsmedical.com

Vision Design Communications · www.visiondc.com



BIOMS
MEDICAL™

BioMS Medical Corp
6030 - 88 Street
Edmonton, Alberta
T6E 6G4

Ph: 780.413.7152
Fx: 780.408.3040

BIOMS MEDICAL CORP.
6030 – 88th Street
Edmonton, Alberta T6E 6G4
Telephone: (780) 413-7152
Facsimile: (780) 408-3040

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting of the Shareholders of BioMS Medical Corp. (the "Company"), will be held at the Greenwood Inn, 4485 Gateway Blvd., Edmonton, Alberta T6H 5C3, on Thursday the 27th day of April, 2006, at the hour of 4:00 o'clock in the afternoon (Edmonton time) for the following purposes:

1. To receive and consider the Report of the Directors and to receive and consider the Audited Financial Statements for the period ending December 31, 2005 together with Auditor's Report thereon.

2. To fix the number of Directors for the ensuing year at seven (7).

3. To elect Directors for the ensuing year.

4. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors.

5. To approve the adoption of a Shareholder Rights Plan, as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon", in the accompanying Information Circular.

6. To repeal certain By-Laws of the Company, as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon", in the accompanying Information Circular.

7. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

If you are unable to attend the Annual General Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed herewith and then complete and return the proxy within the time set out in the Notes. As set out in the Notes, the enclosed Proxy is solicited by Management, but, you may amend it if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Edmonton, Alberta, this 21st day of March, 2006.

BY ORDER OF THE BOARD

"BIOMS MEDICAL CORP."

Clifford Giese, Chairman of the Board and Director

BIOMS MEDICAL CORP.
6030 – 88th Street
Edmonton, AB T6E 6G4
Telephone: (780) 413-7152
Facsimile (780) 408-3040

INFORMATION CIRCULAR

(containing information as at March 21, 2006)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of BioMS Medical Corp. (the "Company"), for use at the Annual General and Special Meeting (the "Meeting"), of the shareholders of the Company, to be held on Thursday, the 27th of April, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are Directors and/or Officers of the Company. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 3RD FLOOR, 510 BURRARD STREET, VANCOUVER, B.C. V6C 3B9, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.**

The instrument of proxy must be signed by the shareholder or by his attorney in writing, or, if the shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

A shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing, or, if the shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the Company's registered office, 3200 Manulife Place, 10180 - 101 Street, Edmonton, Alberta T5J 3W8, or with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed. Where directions are given by the shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than $66^2/_3$% of the votes cast will be required.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The authorized capital of the Company consists of an unlimited number of Class A, B, C, & D common shares and an unlimited number of Class E, F, G, H and I Preference Shares having attached thereto the special rights and restrictions as set forth in the Articles of the Company. On March 21, 2005, (the "Record Date") 62,888,366 Class A common shares were issued and outstanding, each share carrying the right to one vote. No Class B, C or D common shares and no Preference Shares have been issued.

The Company has prepared, as of the close of business on the Record Date, a list of registered shareholders entitled to receive notice of the Meeting and the number of Class A common shares held by each such shareholder. A shareholder named in the list is entitled to vote the Class A common shares shown opposite his name at the Meeting except to the extent that such shareholder has transferred the ownership of his Class A common shares after the Record Date and the transferee of those Class A common shares establishes that he owns the Class A common shares and demands, not later than 10 days before the Meeting, that his name be substituted for that of the transferor of such Class A common shares (with respect only to the Class A common shares transferred), in which case the transferee is entitled to vote the Class A common shares so transferred at the Meeting instead of the transferor. The register of transfers will not be closed.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Class A common shares in their own name. Shareholders who do not hold their Class A common shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Class A common shares can be recognized and acted upon at the Meeting. If Class A common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Class A common shares will not be registered in the shareholder's name on the records of the Company. Such Class A common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Class A common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The Class A common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Class A common shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the

Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Class A common shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Class A common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting Class A common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered shareholder and vote the Class A common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their Class A common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Voting Shares

To the knowledge of the Directors and Senior Officers of the Company, as of the Record Date, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
The Governors of the University of Alberta	17,635,225	28%

The above information was supplied by the Registrar and Transfer Agent and Management for the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ended December 31, 2005 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting. The Financial Statements, together with the Auditor's Report thereon and the Annual Report to shareholders, are being mailed to shareholders of record with this Information Circular.

ELECTION OF DIRECTORS

The persons named in the enclosed instrument of proxy intend to vote in favour of fixing the number of Directors at seven. Although Management is nominating seven individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of shareholders, until his successor is duly elected, or until his resignation as a Director.

In the absence of instructions to the contrary, the shares represented by proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the country in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a Director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of Class A common shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. Six of the seven nominees are currently Directors of the Company.

Name and Country of Ordinary Residence [(1)]	Positions Held with the Company	Principal Occupation and, IF NOT at Present an Elected Director, Occupation During the Past Five Years[(1)]	Date First Became a Director	No. of Shares Beneficially Owned, Directly or Indirectly[(2)]
Clifford D. Giese Alberta, Canada	Chairman of the Board and Director	Chairman of the Company; President of Rycor Holdings Ltd.	1999	1,668,691 (direct) 128,700 (indirect)
Kevin A. Giese Alberta, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company; President of Queensbury Ventures Inc.	1999	1,019,083
Laine M. Woollard [(3)(4)] Alberta, Canada	Director	Senior Legal Counsel, Technology Commercialization, University of Alberta	2001	Nil
Dr. Kjell Stenberg Sweden	Chief Operating Officer and Director	Chief Operating Officer of the Company	2002	Nil
Dr. John Wetherell[(3)(4)] California, United States	Director	Partner in the law firm of Pillsbury Winthorp LLC	2002	65,000
Bryan McKnight[(3)] British Columbia, Canada	Director	Retired in 2003; previously a partner at KPMG LLP	2005	Nil
Gordon Politeski British Columbia, Canada	Observer of the Board	Chairman of Novation Pharmaceuticals Inc.	Not yet elected.	Nil

(1) *The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.*

(2) *The information as to shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.*

(3) *Denotes member of Audit Committee*

(4) *Denotes member of Compensation Committee.*

Five of the seven proposed nominees are ordinarily resident in Canada.

The Company does not currently have an Executive Committee of its Board of Directors.

None of the proposed nominees for election as director is, or has been, within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

1. was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

2. was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied

the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

3. within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the proposed nominees for election as a director has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

In accordance with the provisions of applicable securities legislation, the Company had five (5) "Named Executive Officers" during the financial year ended December 31, 2005.

Definitions: For the purpose of this Information Circular:

"**CEO**" of the Company means an individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year.

"**CFO**" means an individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year.

"**equity security**" means securities of the Company that carry a residual right to participate in earnings of the Company and, upon liquidation or winding up of the Company, its assets.

"**executive officer**" of the Company for the financial year, means an individual who at any time during the year was:

(a) the chair of the Company;

(b) a vice-chair of the Company;

(c) the president of the Company;

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company;

"**Named Executive Officers**" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year whose total salary and bonus exceeds $150,000; and

(d) any additional individual for whom disclosure would have been provided under (c) above, except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

"**Long Term Incentive Plan Awards**" ("LTIP's") means a plan providing compensation intended to motivate performance over a period greater than one financial year. LIP's do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

"**Stock Appreciation Right**" ("SAR") means a right, granted by a company or any of its subsidiaries, as compensation for employment services rendered or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the company's shares.

Compensation of Named Executive Officers

The following table sets forth particulars of compensation received by the Named Executive Officers during the past three financial years of the Company:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name And Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen - sation ($) (e)	Securities Under Options/ SAR's Granted[1] (#) (f)	Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Kevin A. Giese, President/CEO	2005	374,486[7]	200,000	Nil	235,000[2]	Nil	Nil	Nil
	2004	375,117[8]	50,000	Nil	235,000[3]	Nil	Nil	Nil
	2003	282,645	Nil	Nil	25,000[4]	Nil	Nil	Nil
Donald W. Kimak CFO	2005	120,000	20,000	Nil	35,000[2]	Nil	Nil	Nil
	2004	120,000	10,000	Nil	35,000[5]	Nil	Nil	Nil
	2003	78,250	Nil	Nil	Nil	Nil	Nil	Nil
Tony Hesby Executive Vice-President Corporate Affairs	2005	180,000	100,000	Nil	35,000[2]	Nil	Nil	Nil
	2004	142,500	20,000	Nil	35,000[5]	Nil	Nil	Nil
	2003	43,526	Nil	Nil	100,000[6]	Nil	Nil	Nil
Tony Verco, M.D.[9] Vice President Drug Development	2005	198,000	30,000	Nil	35,000[2]	Nil	Nil	Nil
Leopold Arfors, M.D.[10] Vice-President Clinical Affairs	2005	180,000	30,000	Nil	35,000[2]	Nil	Nil	Nil

(1) *Figures represent options granted during a particular year. See "Aggregate Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year End Option/SAR Values" for the aggregate number of options outstanding at year end.*

(2) *Incentive stock options exercisable at a price of $3.30 per share.*

(3) *Of these incentive stock options, 35,000 options are exercisable at $3.30 per share and 200,000 options are exercisable at $3.50 per share.*

(4) *Incentive stock options exercisable at a price of $3.25 per share.*

(5) *Incentive stock options exercisable at a price of $3.50 per share.*

(6) *Incentive stock options exercisable at a price of $3.08 per share.*

(7) *includes fees of $24,486 for attendance at directors meetings.*

(8) *Includes fees of $25,117 for attendance at directors meetings.*

(9) *Mr. Verco was appointed as an executive officer on December 19, 2005*

(10) *Mr.Arfors was appointed as an executive officer on December 19, 2005.*

Options/SAR Grants During The Most Recently Completed Financial Year

The following table sets forth particulars of stock options granted to the Named Executive Officers during the past financial year of the Company:

Name (a)	Securities Under Options/[1] SAR's Granted (#) (b)	% of Total Options/ SAR's Granted to Employees in Financial Year (c)[1]	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SAR's on the Date of Grant ($/Security) (e)	Expiration Date (f)
Kevin A. Giese	200,000	15.4%	$3.30	$3.30	January 23, 2015
	35,000	2.7%	$3.30	$3.30	January 23, 2015
Donald W. Kimak	35,000	2.7%	$3.30	$3.30	January 23, 2015
Tony Hesby	35,000	2.7%	$3.30	$3.30	January 23, 2015
Tony Verco, M.D.	35,000	2.7%	$3.30	$3.30	January 23, 2015
Leopold Arfors, M.D.	35,000	2.7%	$3.30	$3.30	January 23, 2015

(1) *The Company granted an aggregate of 1,297,500 stock options to Directors, Officers, employees and consultants during the financial year ended December 31, 2005. No SAR's were granted.*

Aggregate Option/SAR Exercises During The Most Recently Completed Financial Year And Financial Year End Option/SAR Values

During the financial year ended December 31, 2005, no stock options were exercised by any of the Named Executive Officers. The fiscal year end value of unexercised options held by the Named Executive Officers is set forth below.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SAR's at FY-End (#) Exercisable/ Unexercisable (d)[1]	Value of Unexercised in-the-Money Options/SAR's at FY-End ($) Exercisable/ Unexercisable (e)[2]
Kevin A. Giese	N/A	N/A	25,000/NIL 195,000/NIL	500/NIL 3,900/NIL
Donald W. Kimak	N/A	N/A	170,000/NIL	NIL/NIL
Tony Hesby	N/A	N/A	170,000/NIL	NIL/NIL
Tony Verco	N/A	N/A	170,000/NIL	NIL/NIL
Leopold Arfors	N/A	N/A	170,000/NIL	NIL/NIL

(1) All of these are stock options and all options have fully vested. The Company does not have any SAR's outstanding.

(2) The value was determined using the closing price of the Class A common shares of the Company on the Toronto Stock Exchange on December 30, 2005 of $2.52 less the exercise price of in the money stock options.

Compensation of Directors

Directors of the Company are paid a retainer of $1,000(US) per month and receive the sum of $1,000(US) for attendance at Directors' meetings. Members of the Audit Committee and Compensation Committee also receive the sum of $1,000(US) for attendance at committee meetings. Total compensation paid to directors in 2005 was $141,131 CDN. During the year ended December 31, 2005, the Company had no other formal arrangements pursuant to which Directors were compensated by the Company for services in their capacity as Directors other than the granting of stock options. During the fiscal year ended December 31, 2005 the Company granted options to directors (other than the Named Executive Officers) as set forth in the table below:

Name of Optionee	Date of Granting	Number of Shares	Exercise Price	Expiry Date
Laine M. Woollard	January 24, 2005	35,000	$3.30	January 23, 2015
Kjell Stenberg	January 24, 2005	35,000	$3.30	January 23, 2015
	December 19,2005	50,000	$2.65	December 18, 2015
John Wetherell	January 24, 2005	35,000	$3.30	January 23, 2015
Bryan McKnight	December 19, 2005	105,000	$2.65	December 18, 2015

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION

The following table sets forth information with respect to all compensation plans under which equity securities authorized for issuance as of December 31, 2005:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,284,500	$3.34	3,827,500
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
TOTAL	5,284,500	N/A	3,827,500

The Company has a stock option plan (the "Plan") which was adopted by the Company's shareholders at the Company's Annual General Meeting held on June 19, 2002. A subsequent amendment to the Plan increasing the number of Class A common shares available for issuance under the Plan from 4,000,000 Class A common shares to 8,000,000 Class A common shares was adopted by the shareholders on April 27, 2005. Currently, a maximum of 8,000,000 Class A common shares representing 12.72% of the issued and outstanding Class A common shares of the Company, are available for issuance under the Plan.

The Company currently has incentive stock options outstanding issued pursuant to the Plan which entitle holders to purchase an aggregate of 5,222,500 Class A common shares, representing 8.30% of the Company's issued and outstanding Class A common shares, at exercise prices ranging from $2.97 per share to $4.14 per share. A total of 2,777,500 options remain available under the present terms of the Plan. None of the options granted pursuant to the Plan have been exercised.

A maximum of 10% of the number of the Company's outstanding Class A common shares may be reserved under the Plan for issuance to insiders, or issued under the Plan to insiders within a one year period (less the number of shares reserved for issuance or issued to insiders pursuant to any other share compensation agreement). The maximum number of Class A common shares which may be reserved for issuance under the Plan and any other share compensation agreement to any one person cannot exceed 5% of the issued and outstanding Class A common shares at the time of grant. The Plan does not provide for any financial assistance to be provided by the Company to facilitate the purchase of shares under the Plan, and options under the plan cannot be exercisable at less than the market price at the time of grant. Vesting of options is at the discretion of the Board of Directors at the time of grant and the maximum exercise term of an option is ten years from the date of grant. All options terminate a maximum of one year after the date a person ceases to be a director, officer, employee or consultant of the Company. The Board of Directors of the Company may amend the Plan but only to the extent permitted from time to time by the policies of the Toronto Stock Exchange.

The Company also has stock options outstanding entitling the holders to purchase up to 1,112,000 Class A common shares, representing 1.76 % of the Company's issued and outstanding Class A common shares, exercisable at prices ranging from $2.50 to $2.97 per share. Of these options, persons who were insiders of the Company at the time of grant may purchase up to 715,000 Class A common shares representing 1.13% pf the Company's issued and outstanding Class A common shares and persons who were not insiders at the time of the grant may purchase up to 397,000 Class A common shares representing 0.63% of the Company's issued and outstanding Class A common shares. These options were granted prior to the adoption of the Plan at a time when the Company was listed on the TSX Venture Exchange (the "TSXV"). The policies of the TSXV at that time did not allow the term of an incentive stock to exceed five years. Under the Plan and the policies of the Toronto Stock Exchange, incentive stock options may be for a term of up to 10 years. The Board of Directors of the Company extended the exercise term of the options by five years, subject in the case of the options held by insiders, to approval of disinterested shareholders. At the Company's Annual General Meeting held on April 27, 2005, disinterested shareholders approved the extension of the exercise term of those options.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than "routine indebtedness" as defined in applicable securities legislation, since the beginning of the last fiscal year of the Company, none of:

(a) the Directors or Senior Officers of the Company;

(b) the proposed nominees for election as a Director of the Company; or

(c) any associates or affiliates of the foregoing persons;

is or has been indebted to the Company or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of:

(a) the Directors or Senior Officers of the Company at any time since the beginning of the last financial year of the Company;

(b) the proposed nominees for election as Directors of the Company; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no "informed person", as that term is defined in National Instrument 51-102, has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

REPORT ON EXECUTIVE COMPENSATION

The executive compensation of the CEO consists of the following elements: (a) a base salary; (b) annual incentive compensation; (c) a long-term executive retention and incentive component; and (d) other compensation, which includes medical, insurance and pension benefits. The package is weighted amongst a solid cash component, an annual bonus component to meet critical corporate objectives and a stock option component the amount and terms of which are affected by previous option grants.

The following performance criteria are considered in approximately equal parts in assessing BioMs' performance: raising capital, progress in clinical trials, IR/PR management, stock value, and HR/operational management. The CEO's performance is measured against these criteria.

The overall compensation target for our CEO is determined from a review of Annual Reports of comparable public companies in the Canadian biopharmaceutical industry. Comparators were publicly traded Canadian biopharmaceuticals companies with a product in Phase II/III clinical trials and a product pipeline but no significant present revenue stream. The objective was to compensate the CEO with a package in the median of the comparators if annual corporate goals were met.

During the year ended December 31, 2005, the Compensation Committee awarded a bonus in the amount of $200,000 to the CEO. The Compensation Committee was of the view that the bonus was warranted due to the CEO's efforts in the Company achieving the following significant milestones in 2005: a major financing, expansion and diversification of Institutional investors, significant increase in stock liquidity, active and successful Investor Relations program, key milestone of first 100 patients enrolled at 27 clinical trial sites, groundwork for RRMS trial laid, seminal peer reviewed publication accepted, maintenance of stock value and recruitment of key personnel to Board and clinical trial management functions.

This report is submitted by the Compensation Committee, the members of which were Laine Woollard QC and John Wetherell.

AUDIT COMMITTEE DISCLOSURE

The charter of the Company's audit committee and the other information required to be disclosed by Form 52-110F1 are attached as Schedule A to the Company's Renewal Annual Information Form dated March 28, 2006.

APPOINTMENT AND REMUNERATION OF AUDITORS

The persons named in the enclosed Instrument of Proxy will vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors for the Company, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Board of Directors. As the Company's last Annual General Meeting was held on April 27, 2005, Collins Barrow, Chartered Accountants, were appointed as auditors of the Company. Collins Barrow resigned as auditors on March 24, 2006 on their own initiative. The resignation of Collins Barrow and the appointment of PricewaterhouseCoopers LLP were considered and approved by both the Company's Audit Committee and its Board of Directors. There were no reservations in opinions in the auditor's reports prepared by Collins Barrow for the two most recently completed financial years of the Company. No auditors reports were issued by Collins Barrow for any period subsequent to the most recently completed financial year of the Company. There were no reportable events during the two most recently completed financial years of the Company or for the period subsequent to the most recently completed financial year of the Company. A copy of the reporting package required by National Instrument 51-102 "Continuous Disclosure Obligations" is being forwarded to Shareholders together with this Information Circular.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the Directors or Senior Officers of the Company.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the percentage change in cumulative shareholder return on the Company's Class A common shares from March 21, 2001, being the date the Company's shares commenced trading publicly, to December 31, 2005, compared to the cumulative return of the S&P/TSX Composite Index (formerly The Toronto Stock Exchange 300 Index), assuming $100 investments on March 21, 2001 and assuming investment in the Company's shares was made at the price at which its shares were sold on its initial public offering:


3,000
2,500
2,000
1,500
1,000
500
0
BioMS
S&P/TSX Composite Index
March 21, 2001
December 31, 2001
December 31, 2002
December 31, 2003
December 31, 2004
December 31, 2005

	March 21, 2001	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005
BioMS	100	2,400	2,000	1,775	1,675	1260
S&P/TSX Composite Index	100	87	77	97	111	138

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian securities administrators have adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (the "Disclosure Instrument") and National Policy 58-201 Corporate Governance Guidelines (the "Guidelines"), both of which came into force as of June 30, 2005 and effectively replaced the corporate governance guidelines and disclosure policies of the Toronto Stock Exchange. The Disclosure Instrument requires issuers such as the Company to disclose the corporate governance practices that they have adopted, while the Guidelines provide guidance on corporate governance practices. In this regard, a brief description of the Company's system of corporate governance, with reference to the items set out in the Disclosure Instrument and the Guidelines, is set forth in Schedule A.

The Board and management of the Company recognize that effective corporate governance is important to the direction and operation of the Company in a manner which ultimately enhances shareholder value. As a result, the Company has developed and implemented, and continues to develop, implement and refine formal policies and procedures which reflect its ongoing commitment to good corporate governance and which establish a culture of integrity, honesty and respect. The Company believes that the corporate governance practices and procedures described below and in Schedule A are appropriate for a Company such as BioMS Medical Corp.

Composition of the Board

Consistent with the Company's streamlined approach to the management of the Company the Board of Directors of the Company consisted of six individuals in 2005, including the Chairman of the Board and the President and Chief Executive Officer of the Company. Three of the six directors are considered independent within the meaning of applicable securities legislation and a fourth director, Mr. Kjell Stenberg, was considered independent until his appointment as Chief Operating Officer on November 16, 2005. Accordingly, management is nominating an additional independent director, Mr. Gordon Politeski, for election as a director at the Meeting. Clifford Giese, Chairman of the Board, and Kevin Giese, President and Chief Executive Officer, are not considered to be independent.

The following table summarizes the meetings of the Board held during the year ended December 31, 2005, and the attendance of individual directors of the Company at such meetings.

Meetings Held and Attendance of Directors (2005)

Director	Board of Directors (2005 Meetings)
Clifford D. Giese	8 of 8
Kevin A. Giese	8 of 8
Laine M. Woollard	8 of 8
Kjell Stenberg	8 of 8
John Wetherell	6 of 8
Bryan McKnight(1)	2 of 8(1)

Notes:

(1) Mr. McKnight was appointed to the Board of Directors on November 16, 2005.

The Board has responsibility for hiring senior management and supervising and overseeing the management of the business of the Company. In addition to the obligations of the Board mandated by law, the Board has responsibility for strategic planning, the selection and monitoring of management and the identification of the principal risks associated with the Company's business. The Board approves all significant decisions that materially affect the Company before they are implemented and annually approves the key business and financial objectives of the Company.

Certain of the powers, duties and responsibilities of the Board have been delegated to the committees of the Board, as described below.

Committees

During the year ended December 31, 2005 the Board of Directors had two committees, the Audit Committee, the Compensation Committee. In addition the Disclosure Committee is composed primarily of senior management. Following the Annual General Meeting, the Board intends to appoint a Nominating Committee.

Audit Committee

The Audit Committee is comprised of Messrs. Bryan McKnight, Laine Woollard and John Wetherell. Kjell Stenberg was a member of the Audit Committee until November 16, 2005, at which time he resigned after being appointed as Chief Operating Officer of the Company and Mr. Bryan McKnight was appointed as a member. All members are directors who are considered independent within the meaning of applicable securities legislation. The

Audit Committee reviews the annual and quarterly financial statements of the Company and meets with the external auditors to discuss and consider audit procedures and to assess the adequacy of the Company's internal controls and management information systems. The Audit Committee meets at least once every quarter. The members of the Audit Committee have direct access to the external auditors of the Company and meet with the external auditors independently of management. Additional information relating to the composition of the Audit Committee, the Audit Committee Charter, the fees billed by the external auditors in each of the last two fiscal years, and the relevant education and experience of its members is set out under the heading "Audit Committee" in the Company's Annual Information Form dated March 28, 2006 for the year ended December 31, 2005. The Company's Annual Information Form is available on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee is comprised of Mr. Laine Woollard and Mr. John Wetherell, directors who are considered independent within the meaning of applicable securities legislation. The Compensation Committee is responsible for making recommendations to the Board of Directors relating to compensation and personnel policies. The Committee also reviews and approves the overall compensation policies of the Company.

Disclosure Committee

The Disclosure Committee is comprised of Kevin A. Giese, Tony Hesby, Don Kimak, Michael Kennedy, Ryan Giese and Amanda Stadel and Kjell Stenberg, all of whom are members of management with the exception of Mr. Kennedy. The Disclosure Committee's primary responsibilities are to oversee the Company's disclosure practices and to ensure the Company meets all regulatory disclosure requirements. In particular, the Disclosure Committee reviews and, if necessary, helps revise the Company's controls and other procedures to ensure that information required to be disclosed to securities regulators and the Toronto Stock Exchange, and other information the Company will disclose to the public is recorded, processed, summarized and reported accurately and on a timely basis. The Board of Directors has overall responsibility for approving the Company's major communications, including annual and quarterly reports, financing documents and material press releases.

Corporate Disclosure Policy

The Company has adopted a Disclosure Policy which confirms in writing the existing disclosure policies and practices of the Company. The goal of the policy is to promote appropriate and consistent disclosure practices aimed at accurate, informative, timely and broadly disseminated disclosure of material information to the market and promote compliance among directors, officers, employees and consultants of the Company.

The policy covers written disclosure in documents filed with the securities commissions and stock exchanges, written statements made in the Company's annual and quarterly reports, news releases, letters to shareholders and other documents released to the public, the content of which would reasonably be expected to affect the market price or value of the Company's securities or a reasonable investor's investment decision, including information contained on the Company's website and other electronic communications. The policy also extends to public oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, press conferences, conference calls and in other circumstances in which it is reasonable to expect that the information will become generally disclosed.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Shareholder Rights Plan

At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to approve an ordinary resolution confirming the ratification of the shareholder rights plan (the "Rights Plan") adopted by the Board of Directors on December 16, 2005. On that same date, the Company also entered into a shareholder rights plan agreement with Pacific Corporate Trust Company (the "Rights Agreement"). The Rights Plan became effective on December 16, 2005. Under the listing policies of the Toronto Stock Exchange, a shareholder rights plan must be ratified by a company's shareholders within six (6) months of its adoption. The Toronto Stock Exchange has advised the Company that this requirement will be satisfied in respect of the Rights Plan if the resolution approving the Rights Plan, the text of which is set forth below, is approved by a majority of the votes cast at the Meeting as well as by a majority of votes cast at the Meeting without giving effect to any votes cast by any shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the Class A common shares of the Company and any of its associates and affiliates.

The Rights Plan is designed to provide the Company's shareholders and the Board of Directors additional time to assess an unsolicited take-over bid for the Company and, where appropriate, to give the Board of Directors additional time to pursue alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a take-over bid.

In recommending the confirmation and ratification of the Rights Plan, it is not the intention of the Board of Directors to preclude a bid for control of the Company. The Rights Plan provides various mechanisms whereby shareholders may tender their Shares to a take-over bid as long as the bid meets the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that would not meet the Permitted Bid Criteria, the Board of Directors would still have a duty to consider any take-over bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such duty, the Board of Directors must act honestly and in good faith with a view to the best interests of the Company and its shareholders.

A number of recent decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent successful completion of the bid, but only to the extent that the board of directors actively seeks alternatives to the bid and there is a reasonable possibility that, given additional time, a value-maximizing alternative will be developed.

The Rights Plan is therefore designed to encourage a potential acquirer who makes a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board of Directors, the Rights Plan provides that holders of Class A common shares, other than the acquirer, will be able to purchase additional Class A common shares at a significant discount to market, thus exposing the person acquiring Class A common shares to substantial dilution of its holdings.

The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Company. The Rights Plan will be in effect for three (3) years, subject to shareholder approval, and shall be reconfirmed at every third annual meeting of the Company thereafter.

In adopting the Rights Plan, the Board of Directors considered the existing legislative framework governing take-over bids in Canada. The Board of Directors believes that such legislation may not provide sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or, where appropriate, give the Board sufficient time to develop alternatives for maximizing shareholder value. Shareholders may also feel compelled to tender their Class A common shares to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the Company. This is particularly so in the case of a partial bid for less than all the Class A common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Class A common shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of Class A common shares at a premium to market price, which premium is not shared with the other shareholders.

The Rights Plan does not preclude any shareholder from using the proxy mechanism of the Company's governing corporate statue, to promote a change in the Company's management or in the Board of Directors, and it will have no effect on the rights of holders of the Class A common shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had a shareholder rights plan in force at the time of the unsolicited bid. The Board of Directors believes that this demonstrated that the existence of a shareholder rights plan does not in itself prevent the launch of an unsolicited bid. Furthermore, in a number of cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Rights Plan would serve to bring about a similar result.

The Rights Plan is not expected to interfere with the Company's day-to-day operations. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a "Flip-in-Event" occurs and the rights separate from the Class A common shares, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-in-Event may suffer substantial dilution.

The terms of the Rights Plan are set out in the Rights Agreement. The Rights Agreement can be found at www.sedar.com or is available upon request, free of charge, from the Corporate Secretary at the following address:

BIOMS MEDICAL CORP.
6030 – 88th Street
Edmonton, AB T6E 6G4

The following is a summary of the principal features of the Rights Agreement:

Issue of Rights

Effective on the close of business on the date of the Shareholder Rights Plan Agreement, one right (a "Right") will be issued and attached to each outstanding Class A common share. One Right will also be issued and attached to each Class A common share (and any other share in the capital stock or voting interests of the Company entitled to vote generally in the election of directors) (collectively, "Voting Shares") issued thereafter, subject to the limitations set forth in the Rights Plan.

Acquiring Person

An Acquiring Person is a person that beneficially owns 20% or more of the outstanding Voting Shares. An Acquiring Person does not, however, include the Company or any current or future subsidiary of the Company, The University of Alberta (unless it increases its ownership of Voting Shares by more than 1% other than pursuant to certain exempt transactions), or any person that becomes the beneficial owner of 20% or more of the Voting Shares as a result of certain exempt transactions.

Rights Exercise Privilege

The Rights will separate from the Voting Shares to which they are attached and will become exercisable at the close of business (the "Separation Time") on the tenth business day after the earliest of (i) the first date of public announcement that a person and/or others associated, affiliated or otherwise connected to such person, or acting in concert with such person, have become an Acquiring Person, (ii) the date of commencement of, or first public announcement of the intent of any person to commence a take-over bid, other than a Permitted Bid or a Competing Permitted Bid (as such terms are defined below) and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such; or, such later date as the Board of Directors may determine in good faith. Subject to adjustment as provided in the Rights Plan, each Right will entitle the holder to purchase one Class A common share for an exercise price (the "Exercise Price") equal to four times the prevailing market price of a Class A common share as at the Separation Time.

A transaction in which a person becomes an Acquiring Person is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event.

After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Voting Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

Permitted Bids and Competing Permitted Bids

A "Permitted Bid" is a take-over bid where the bid is made by way of a take-over bid circular and (i) is made to all holders of Voting Shares, other than the offeror, (ii) the bid is irrevocably open for acceptance for at least 60 days and provides that both deposit and withdrawal rights extend throughout the bid period and (iii) the bid provides that if the number of Voting Shares of the relevant class validly tendered to the bid and not withdrawn at the expiry time of the bid, together with the number of such Voting Shares already beneficially owned by the bidder, would exceed 50% of the number of such Voting Shares then outstanding, that fact will be publicly announced and the bid will be extended for at least ten business days following such announcement.

A "Competing Permitted Bid" is a take-over bid made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid and that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Permitted Bid is not 60 days, but is instead the later of (i) the last day on which a take-over bid must be open for acceptance after the date of such bid under applicable securities legislation and (ii) the earliest date for take-up and payment of shares under any other Permitted Bid then in existence.

Waiver and Redemption

With the prior consent of the holders of Voting Shares, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares (or otherwise as outlined in the paragraph below), waive the application of the Rights Plan to such Flip-in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least ten business days subsequent to the meeting of the Company's shareholders called to approve such waiver.

The Board may also, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-In Event which would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities legislation to all holders of Voting Shares. In such event, the Board shall be deemed to also have waived the application of the Rights Plan to any other Flip-In Event occurring as a result of any other take-over bid made under a circular prepared in accordance with applicable securities legislation to all holders of Voting Shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.

Until the occurrence of a Flip-In Event, the Board of Directors, may, at any time prior to the Separation Time, with the approval of holders of the Voting Shares (or with the approval of holders of Rights if the Separation Time has occurred), elect to redeem all but not less than all of the then outstanding Rights at $0.001 per Right. In the event that a person acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Board of Directors has waived the application of the Rights Plan, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

The following is the full text of the resolution Shareholders will be asked to pass approving the Rights Plan:

Be it resolved:

1. **THAT** the Shareholder Rights Plan evidenced by the shareholder rights plan agreement entered into between the Company and Pacific Corporate Trust Company, as Right Agent, dated December 16, 2005 and substantially as described in the Information Circular of the Company dated March 21, 2006 be, and it is hereby, adopted and ratified;

2. **THAT** any officer of director of the company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this Resolution, including compliance with all securities laws and regulations; and

3. **THAT** the Board of Directors of the Company be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this Resolution.

Repeal of By-Laws

Shareholders will be asked to approve an ordinary resolution repealing sections 26 through 35 inclusive of By-Law Number 1 of the Company (the "By-Laws"). The By-Laws are attached as Schedule B to this Information Circular. Sections 26-35 of the By –Laws set out position descriptions and responsibilities of the officers of the Company.

The Board believes that position descriptions and responsibilities for officers should be determined by the Board from time to time to provide more flexibility and to take into account prevailing corporate governance practices. For example, Section 26 of the By-Laws provides that the Chairman of the Board shall be the Chief Executive Officer of the Company and will have general and active supervision and direction over the management of the Company's business. However, the Corporate Governance guidelines set forth in National Policy 58-201 adopted by the Canadian Securities Administrators recommend that the Chairman of the Board be an independent director. At the Meeting, shareholders will be asked to pass an ordinary resolution as follows:

Be it resolved:

1. **THAT** By-Law Number 1 of the Company be amended by deleting sections 26-35 inclusive of By-Law Number 1; and

2. **THAT** this resolution become effective on a date to be determined by the Board of directors of the Company.

OTHER MATTERS

The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company's financial statements and MD&A may be obtained without charge upon request from the Company's Chief Financial Officer, 6030 – 88th Street, Edmonton, Alberta, T6E 6G4, phone (780) 413-7152. Financial information on the Company is provided in its audited financial statements and MD&A for the year ended December 31, 2005.

DIRECTOR APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the company have been approved by the Board of Directors.

DATED at Edmonton, Alberta, this 21st day of March, 2006.

"Kevin Giese"
KEVIN A. GIESE
President & Chief Executive Officer

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE AND COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES

Corporate Governance Disclosure Required Under NI 58-101	Comments
1. Board of Directors (a) Disclose the identity of directors who are independent.	The Board has determined that four of the six directors were "independent" within the meaning of NI 58-101 for most of the year. The four independent directors were Laine Woollard, Dr. John Wetherell, Bryan McKnight and Dr. Kjell Stenberg. Dr. Stenberg ceased being independent after his appointment as Chief Operating Officer on November 16, 2005. Management has nominated an additional independent director for election at the Annual General Meeting.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Clifford D. Giese, Chairman of the Board, Kevin A. Giese, President and CEO, and Kjell Stenberg, COO are directors who are not considered "independent" under NI 58-101, as they are all "executive officers" of the Company as that term is defined in Multilateral Instrument 52-110 "Audit Committees".
(c) Disclose whether or not a majority of the directors are independent. If a majority is not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	The Board has determined that four of the six directors were independent for most of the year. Management has nominated an additional independent director for election at the Annual General Meeting.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors currently serve on the Board of Directors of the following reporting issuers: Bryan McKnight – Great Canadian Gaming Corp; Extreme CCTV Inc.

	Corporate Governance Disclosure Required Under NI 58-101	Comments
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of such meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors of the Board are instituting a practice whereby they hold regularly scheduled meetings at which members of management are not in attendance. No such meetings were held during the year ended December 31, 2005. The Audit Committee and Compensation Committee are composed entirely of independent directors.
(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Clifford D. Giese, the Chairman of the Board, is not an independent director. The Board has appointed Laine Woollard as lead director whose role and responsibilities are to ensure that the Board functions independently of management.
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The attendance record for each director for all Board meetings held since the beginning of the year ended December 31, 2005 is set out in the Information Circular under the heading "Statement of Corporate Governance Practices."
2.	**Mandate of the Board of Directors** Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	The Board has responsibility for the stewardship of the Company and for overseeing the operation of the business of the Company. The Board intends to adopt a written mandate following the Annual General Meeting.

Corporate Governance Disclosure Required Under NI 58-101	Comments
3. Position Descriptions **(a)** Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has not developed a written position description for the Chairman. The role and responsibilities of the Chairman will include the following: • determine the dates and locations of meetings of the Board and the shareholders; • require the Board to meet at least four times annually and as many additional times as necessary for the Board to carry out its duties and responsibilities effectively; • in conjunction with the lead director, ensure that all business that is required to be brought before a meeting of shareholders is brought before a meeting of shareholders; • in conjunction with the lead director, review the meeting agendas to ensure all required business is brought before the Board to enable the Board to carry out its duties and responsibilities; • in conjunction with the lead director, ensure the Board has the opportunity to meet separately without management present at all meetings; • in conjunction with the lead director, provide leadership to enable the Board to act as an effective team in carrying out its duties and responsibilities; and • provide advice, counsel and mentorship to the President and Chief Executive Officer and fellow members of the Board. The Board has not developed separate written position descriptions for the Chair of each Board committee. Instead, the Board has adopted written mandates for each of the Audit Committee and Compensation Committee.

	Corporate Governance Disclosure Required Under NI 58-101	Comments
(b)	Disclose whether or not the board and the CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board has developed a written position description for the President and CEO. The role and responsibilities of the President and CEO include the following: • maintaining a high level of integrity and assisting in creating a culture of integrity throughout the Company; • working with the Board to determine the strategic direction of the Company; • leading and assisting the Board in developing short-term and long-term plans and objectives to achieve the strategies of the Company; • from time to time, determining with the Board, the budgets of the Company and the Board's expectations of the CEO; • undertaking the day-to-day management and operation of the Company and providing leadership to achieve the objectives of the Company; • steward the Company's expenditures within approved budgets; • ensuring appropriate policies and procedures of the Company are developed, maintained and disclosed; • ensuring that procedures are in place for appropriate communication to all stakeholders regarding the Company's activities and objectives; and • complying with all stock exchange, regulatory and statutory requirements.
4.	**Orientation and Continuing Education**	Following the Annual General Meeting, the Board will adopt a policy governing orientation and education programs for new directors and to provide ongoing educational opportunities for all directors. The objectives of such programs are to ensure that new directors fully understand (i) the role of the Board and its committees, (ii) the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the Company expects from its directors) and (iii) the nature and operation of the Company's affairs.
(a)	Briefly describe what measures the board takes to orient new directors regarding:	
(i)	the role of the board, its committees and its directors, and	
(ii)	the nature and operation of the issuer's business.	

Corporate Governance Disclosure Required Under NI 58-101	Comments
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors, as well as ensuring that their knowledge and understanding of the Company's affairs remains current. All new directors are provided with a baseline of knowledge about the Company and its operating companies which serves as a basis for informed decision-making. This includes a combination of written material, one-on-one meetings with senior management and other briefings and training, as appropriate.
5. Ethical Business Conduct **(a)** Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: **(i)** disclose how a person or company can obtain a copy of the code; **(ii)** describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and **(iii)** provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Board has adopted a written Code of Business Conduct. A copy of the Code of Business Conduct has been filed on and is available through SEDAR at www.sedar.com. The Company expects that its directors, officers, employees and consultants will adhere to the highest ethical standards in all of the Company's business activities. The Company's directors, officers, employees and consultants are expected to deal fairly with security holders, customers, suppliers and competitors. The Board and management of the Company monitor compliance with the Code. All directors, officers, employees and consultants are encouraged to report violations of the Code in accordance with the procedures set forth in the Company's whistleblower policy, which provides for the prompt reporting of any violations to an employee's supervisor, or alternatively, to any senior officer or director. No material change reports have been filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct.
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Each director and executive officer must disclose all actual or potential conflicts of interest and refrain from voting on matters in which a director has a conflict of interest. In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

Corporate Governance Disclosure Required Under NI 58-101		Comments
(c)	Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.	The Board has reviewed and approved a disclosure policy for the Company, in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation. The Board has also reviewed and approved a whistleblower policy, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information, and violations of the Code of Business Conduct.
6. **(a)**	**Nomination of Directors** Describe the process by which the board identifies new candidates for board nomination.	The Board has identified potential Board members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment included a consideration of diversity, age, skills, competencies and experience in the context of the needs of the Board. The Chairman of the Board has approached nominees to ascertain their willingness to serve as a member of the Board. The Board has appointed members to fill vacancies between annual meetings of the shareholders and has made recommendations with respect to nominees for election at the next annual meeting of shareholders.
(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Board currently does not have a nominating committee. The Board intends to appoint a Nominating Committee following the Annual General Meeting to be composed entirely of independent directors.

Corporate Governance Disclosure Required Under NI 58-101	Comments
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Nominating Committee will be mandated to recommend to the Board new candidates for election to the Board. The Committee will have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors. Any engagement of independent counsel or other advisors is to be at the Company's expense.
7. Compensation (a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	The Board has established a Compensation Committee. The process and guidelines for determining compensation for directors and officers is set forth in the written mandate of the Compensation Committee. The Committee reviews and recommends for approval by the Board the executive compensation philosophy and remuneration policy for the Company and: (i) reviews and approves the corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer; (ii) evaluates the CEO's performance in light of the previously established corporate goals and objectives; and (iii) recommends to the Board the CEO's compensation package based on their evaluation of his performance. In addition, the Committee reviews annually and recommends to the Board the annual compensation package and performance objectives of the other executive officers. With respect to the compensation of directors, the Committee reviews the adequacy and form of the compensation of directors periodically to determine if the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly. The Committee also determines and recommends to the Board the annual bonuses to be paid and reviews the grants of options to purchase shares of the Company, at the request of the Board.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Compensation Committee is composed of two directors, each of whom is independent.

	Corporate Governance Disclosure Required Under NI 58-101	Comments
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation Committee's primary functions are to: (i) assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation matters; and (ii) review the compensation of directors and the overall compensation policies of the Company.
(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	The Company has not retained a compensation consultant or advisor to assist in determining the compensation for directors and officers in 2005.
8.	**Other Board Committees** If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no committees other than the Audit and Compensation Committees.
9.	**Assessments** Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If the assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board, its committees and individual directors have not been regularly assessed with respect to their effectiveness and contribution. The Board plans to establish an assessment process to be carried out during 2006.

SCHEDULE B

BY-LAWS OF
BIOMS MEDICAL CORP.

BY-LAW NO. 1

DEFINITIONS

1. In these By-laws:

(a) "Corporation" means the above mentioned corporation;

(b) "Directors" means the Board of Directors of the Corporation from time to time;

(c) "present" means, in reference to any shareholder's meeting, present in person or by proxy or by other instrument of authority;

(d) "shareholder" where used in connection with any reference to a meeting of shareholders means a shareholder entitled to vote at that meeting.

OFFICES

2. The registered office of the Corporation shall be Suite 3200, Manulife Place, 10180 - 101 Street, Edmonton, Alberta or such other place as the Directors may from time to time resolve.

3. The records office of the Corporation shall be Suite 3200, Manulife Place, 10180 - 101 Street, Edmonton, Alberta or such other place as the Directors may from time to time resolve.

4. The Corporation may have such other offices, either within and without the Province of Alberta, as the Directors may from time to time designate or as the business of the Corporation may require.

SHARE CERTIFICATES

5. Subject to the provisions of the Business Corporations Act, share certificates shall be in such form as the Directors approve by Resolution.

SHAREHOLDERS MEETINGS

6. At any meeting of the shareholders of the Corporation, one or more of the shareholders entitled to be present holding more than five (5%) per cent of the issued voting shares in the Corporation shall constitute a quorum. If within half an hour from the time appointed for holding a meeting a quorum is not present, the meeting shall stand adjourned to the same date in the next week, at the same time and place. If at such adjourned meeting a quorum is not present within fifteen (15) minutes from the appointed time for holding the meeting, the shareholders present shall be a quorum. A quorum is not necessary to choose a Chairman or to adjourn.

7. The Chairman, with the consent of any meeting at which a quorum is present may, and if directed by any such meeting shall in such manner as the meeting directs, adjourn the meeting from time to time and from place to place. Whenever a meeting is adjourned for ten (10) days or more, notice of the

adjourned meeting shall be given in the same manner as of the original meeting. Save as aforesaid, the shareholders shall not be entitled to any notice of an adjournment, or of the business to be transacted at an adjourned meeting except business which might not lawfully have been transacted at the meeting from which the adjournment took place.

8. At any meeting of shareholders, each question submitted to the meeting shall be decided in the first instance by a show of hands, subject to a properly authorized poll.

9. On a show of hands, every shareholder who is present shall have only one vote.

10. At any meeting of shareholders, unless a poll is properly demanded, a declaration by the Chairman that a resolution has, or has not, been carried, or carried by a particular majority, is final, and an entry to that effect in the minutes of the Corporation shall be conclusive evidence of the fact without proof of the number or proportion of the votes for or against the resolution.

11. A poll may be demanded by any shareholder present who is entitled to be present.

12. A poll on the election of a Chairman, or on a proposed adjournment, shall be held at once; but any other poll shall be taken at the time and in the manner directed by the Chairman, and the result thereof shall be deemed the resolution of the meeting at which the poll was demanded. The Chairman may appoint one or more scrutineers to conduct such poll.

13. A demand for a poll shall not prevent the continuance of any business other than the question on which the poll was demanded in person or by proxy.

14. Where two or more persons are registered as owners of the same shares, either or any of them may vote for all the shares. If two or more such persons tender votes (on a poll or show of hands) only the vote of the shareholder whose name is first listed in the share register in respect of those shares shall be counted.

DIRECTORS MEETINGS

15. Subject always to the provisions of the Business Corporations Act and the Corporation's articles, the Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit, and may determine the quorum necessary for the transaction of business.

16. Until otherwise determined or unless there be only one Director in office, a majority of the Directors shall be a quorum.

17. A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the powers and discretions for the time being vested in or exercisable by the Directors generally.

18. A Director may at any time, and the Secretary shall upon the request of a Director, summon a meeting of the Directors by notice, served upon the several members of the Board. Unless otherwise determined by the Directors, meetings shall be held in Alberta, upon at least three (3) clear days' notice (calculated inclusive of Saturdays, Sundays and holidays), but a Director may waive notice.

DIRECTORS' & OFFICERS' REMUNERATION

19. The remuneration of the officers and employees of the Corporation, other than the Directors, shall be fixed by the Directors.

20. Each Director shall be entitled to be remunerated from the Corporation's funds for his services, at a rate to be set from time to time by the shareholders.

21. Notwithstanding the foregoing, each Director shall be entitled to be remunerated from the Corporation's funds for extra or special services to, or travel or residence elsewhere for, the Corporation in amounts to be fixed from time to time by the Directors.

OFFICERS

22. The Officers of the Corporation shall be chosen by the shareholders or the Directors and shall include a president, a secretary and a chief financial officer. The shareholders or the Directors may also choose vice presidents and one or more assistant secretaries and assistant chief financial officers. Any number of offices may be held by the same person, unless the articles of incorporation or the bylaws otherwise provide.

23. The shareholders or the Directors may appoint such other officers and agents as they shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Directors.

24. The salaries of all officers and agents of the Corporation shall be fixed from time to time by the Directors. No officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

25. The officers of the Corporation shall hold office until their successors are chosen and qualified. Any Officers elected or appointed by the shareholders or the Directors may be removed at any time by the Chairman of the Board or the affirmative vote of a majority of the Directors.

THE CHAIRMAN OF THE BOARD

26. The Chairman of the Board shall be the Chief Executive Officer and shall have general and active supervision and direction over the management of the Corporation's business and over the President and Chief Operating Officer and all of the Corporation's other officers, agents and employees. The Chairman of the Board shall, if present, preside at each meeting of the shareholders and of the Board and shall be an ex officio member of all committees of the Board. The Chairman of the Board shall perform all duties incident to the office of Chairman of the Board and such other duties as may from time to time be assigned to him by the Directors or shareholders.

27. The Chairman of the Board shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Directors or shareholders to some other officer or agent of the Corporation.

THE PRESIDENT

28. The President, in consultation with and subject to the direction of the Chairman of the Board, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Directors or shareholders are carried into effect.

THE VICE PRESIDENTS

29. In the absence of the President or in the event of his inability or refusal to act, the vice president, if any (or in the event there be more than one vice president, the vice presidents in the order designed by the Directors, or in the absence of any designation, then in the order of their election), shall perform the duties of the President and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The vice presidents shall perform such other duties and have such other powers as the Directors or shareholders may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY

30. The secretary shall attend all meetings of the Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Directors, and shall perform such other duties as may be prescribed by the Directors or the president, under whose supervision he shall be. He shall have custody of the corporate seal of the Corporation and he, or any assistant secretary, shall have authority to affix the same to any instrument requiring it and when affixed, it may be attested by his signature or by the signature of such assistant secretary. The Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

31. The assistant secretary, of if there be more than one, the assistant secretaries in the order determined by the Directors or shareholders (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Directors or shareholders may from time to time prescribe.

THE CHIEF FINANCIAL OFFICER AND ASSISTANT CHIEF FINANCIAL OFFICER

32. The chief financial officer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Directors or shareholders.

33. He shall disburse the funds of the Corporation as may be ordered by the Directors or shareholders, taking proper vouchers for such disbursements, and shall render to the president and the Directors or shareholders, at its regular meetings, or when the Directors or shareholders so require, an account of all his transactions as chief financial officer and of the financial condition of the Corporation.

34. If required by the Directors or stockholders, the chief financial officer shall give the Corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

35. The assistant chief financial officer, or if there shall be more than one, the assistant chief financial officers, in the order determined by the Directors or shareholders (or if there be no such determination, then in the order of their election) shall, in the absence of the chief financial officer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the chief financial

officer and shall perform such other duties and have such other powers as the Directors or shareholders my from time to time prescribe.

ENFORCEMENT OF LIENS ON SHARES

36. For the purpose of enforcing any lien which the Corporation may have on shares issued by it the Directors may sell the shares subject to the lien in such manner as they think fit, but no sale shall be made until the time for the debt, liability or engagement to be paid, discharged or fulfilled has arrived and until a demand and notice in writing, stating the amount due, and demanding payment and giving notice of intention to sell in default, has thereafter been served on such registered shareholder or the person, if any, entitled in consequence of the death or bankruptcy of the shareholder to the share, and default in payment shall have been made or continued for fourteen (14) days after such notice.

37. The net proceeds of any sale pursuant to Paragraph 37 shall be applied in or towards satisfaction of the amount due under such debt, liability or engagement and the residue (if any) of the proceeds shall be paid to such registered shareholder, or to the person, if any, entitled to the shares in consequence of the death or bankruptcy of such registered shareholder.

38. Upon such sale the Directors may enter the purchaser's name in the register as the holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in, the proceeding or the application of the purchase money. After the purchaser's name has been entered in the register, the validity of the sale may not be impeached by any person, and the remedy of any person aggrieved by the same shall be in damages only and against the Corporation exclusively.

MEETINGS BY TELEPHONE

39. A Director may participate in a meeting of Directors or of a committee of Directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

40. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

RULES OF ORDER

41. The chair of any meeting of Members or of any committee shall conduct the meeting in such manner as he or she, acting reasonably, deems most appropriate for the fair and efficient conduct of the meeting and for the fair and open discussion on any matters before it, without obligation to strictly follow any particular Rules of Order. The chair of the meeting may make such determinations and decisions concerning the conduct of the meeting, including adjournment, or the expulsion of any person or persons who disrupt or threaten to disrupt the meeting, as the chair, acting reasonably, deems most appropriate to preserve good order. Notwithstanding the foregoing, on one and only one occasion during the course of a particular meeting, any voting member of such meeting may, without invitation from the chair, stand and move to replace the chair on the grounds that the chair has failed to behave fairly and reasonably in the conduct of such meeting. In such event the chair must call for a seconder to such motion and if such motion is seconded must call for discussion on such motion and call for a vote. The chair shall be so replaced if such resolution is carried upon ordinary resolution to that effect.

AMENDMENTS

42. The Directors do not have the power to amend these bylaws except to pass additional bylaws not inconsistent with the terms hereof.

Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

BIOMS MEDICAL CORP.
TO BE HELD AT
THE GREENWOOD INN
4485 Gateway Blvd., Edmonton, AB T6H 5C3
ON THURSDAY, APRIL 27, 2006 AT 4:00 P.M. (Edmonton time)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Kevin A. Giese, President and a Director of the Company, or failing this person, Clifford D. Giese, a Director of the Company, or in the place of the foregoing,________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of PricewaterhouseCoopers LLP, Chartered Accountants as Auditors of the Company.		N/A	
2. To authorize the Directors to fix the Auditors' remuneration.			N/A
3. To determine the number of Directors at seven (7).			N/A
4. To elect as Director, Clifford D. Giese.		N/A	
5. To elect as Director, Kevin A. Giese.		N/A	
6. To elect as Director, Laine M. Woollard.		N/A	
7. To elect as Director, Dr. Kjell Stenberg.		N/A	
8. To elect as Director, Dr. John Wetherell.		N/A	
9. To elect as Director, Bryan McKnight.		N/A	
10. To elect as Director, Gordon Politeski.		N/A	
11. To approve the adoption of a Shareholder Rights Plan.			N/A
12. To repeal certain By-Laws of the Company.			N/A
13. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.			N/A

SHAREHOLDER SIGN HERE: ________________________________

DATE SIGNED: ________________________________

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote


Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

RENEWAL ANNUAL INFORMATION FORM

BIOMS MEDICAL CORP.
(the "Corporation")


BIOMS
MEDICAL™

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2005

March 28, 2006

A/007248000/40247.2

TABLE OF CONTENTS

ITEM 1 CORPORATE STRUCTURE

1.1 Name and Incorporation

The Corporation was incorporated pursuant to the provisions of the *Company Act* (British Columbia) on December 15, 1998 under the name "576693 BC Ltd.". The Corporation changed its name to "EPS Capital Corp." on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta on July 31, 2001 and the Corporation is now governed by the *Business Corporations Act* (Alberta). The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4. The registered office of the Corporation is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.

1.2 Intercorporate Relationships

The Corporation has two (2) subsidiaries, BioMS Technology Corp. ("BioMS Tech") and BioMS Technology International Limited ("BioMS International").

BioMS Tech was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., changed its name to Rycor Technology Investments Corp. on January 19, 2000 and changed its name to BioMS Technology Corp. on May 6, 2004. BioMS Tech's head office is located at 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8. BioMS International was incorporated pursuant to the laws of Ireland on August 31, 2005. Its registered office is located at One Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland. BioMS International is currently inactive. All of the issued and outstanding common shares of BioMS Tech and BioMS International are owned by the Corporation.

The corporate structure of the Corporation and its subsidiaries is as follows:


BioMS Medical Corp. (continued under the laws of the Province of Alberta)
100%
100%
BioMS Technology Corp. (incorporated under the laws of the Province of Alberta)
BioMS Technology International Limited (incorporated under the laws of Ireland)

The Corporation also has a 49% interest in BioCyDex Inc., a corporation incorporated pursuant to the laws of Alberta. Refer to item 2.1 "History and Acquisitions".

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

2.1 History

During the past three years, the Corporation has focused on obtaining the required regulatory approvals and financing in order to conduct a pivotal human clinic trial of its lead product MBP8298. In 2004, the Corporation received clearance from Health Canada to conduct a pivotal Phase II/III human clinical trial of MBP8298 in Canada on patients with secondary progressive multiple sclerosis (SPMS). The Corporation then received clearance from regulators to conduct the trial in the United Kingdom and Sweden in 2005. The enrolment of patients has commenced. It is expected that applications to conduct the trial will also be made in additional European jurisdictions. The Corporation also intends to start an additional clinical trial with MBP8298 in the United States in SPMS, and to implement a clinical development program in relapsing remitting MS patients in 2006.

In order to partially fund the trial, the Corporation completed a financing in March 2005 of 11,500,000 units at a price of $3.60 per unit to raise gross proceeds of $41,400,000. Each unit consisted of one Class A common share and one share purchase warrant entitling the holder to purchase a further share at a price of $5.00 per share on or before March 22, 2009.

MBP8298

Pursuant to an agreement dated December 14, 2000 (the "MBP8298 License Agreement") between BioMS Tech and the Governors of the University of Alberta (the "U of A Governors"), BioMS Tech obtained an exclusive worldwide license to new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named MBP8298 ("MBP8298" or the "Peptide"). A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. MBP8298 is intravenously injected into multiple sclerosis patients as a therapeutic treatment.

The MBP8298 License Agreement grants BioMS Tech an exclusive worldwide license to make, use, sell and sub-license MBP8298 and to manufacture, use, distribute and sell products derived from MBP8298. The MBP8298 License Agreement has an initial term of 12 years commencing December 14, 2000 with automatic renewals for successive 10-year terms, to a maximum of 10 such renewal terms. If BioMS Tech obtains full marketing regulatory approval in at least one jurisdiction in the world for the use of all or any part of MBP8298, BioMS Tech can require the University of Alberta to transfer all of its right, title, estate and interest in MBP8298 to BioMS Tech for no further consideration. The University of Alberta may terminate the MBP8298 License Agreement if BioMS Tech fails to obtain regulatory approval for the use of all or any part of MBP8298 in any jurisdiction in the world within 12 years from December 14, 2000, provided that the University of Alberta pays to BioMS Tech the fair market value of MBP8298 at that time. The consideration payable to the University of Alberta under the MBP8298 License Agreement was determined by arm's length negotiations between the University of Alberta and BioMS Tech.

Pursuant to an agreement (the "AutoImmune License Agreement") dated August 1, 2000 between BioMS Tech and AutoImmune Inc. ("AutoImmune") of Pasadena, California, BioMS Tech obtained an exclusive worldwide license to certain patents owned by AutoImmune (the "AutoImmune Patents"). The AutoImmune Patents cover claims which may be related to MBP8298. As consideration for the AutoImmune License, BioMS Tech is required to make certain periodic cash payments to AutoImmune and pay certain royalties to AutoImmune on an escalating scale based on net sales.

HYC750

The Corporation has also obtained an exclusive worldwide license to technology ("HYC750") from the University of Alberta which involves a method for mobilizing hematopoetic cells in humans. HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing and as a carrier matrix for cells and drugs. In those applications, hyaluronic acid has been shown to be very safe. HYC750 has a number of potential uses; however, the current focus of the Corporation is on its use as a treatment for the side effects of chemotherapy.

Pursuant to the terms of the license agreement (the "HA License Agreement") dated September 25, 2002 between the Corporation and the University of Alberta, the Corporation is required to make an initial license fee payment to the University of Alberta of $100,000 upon the Corporation and the University of Alberta entering into a clinical research program agreement to conduct a human clinical trial utilizing the HYC750. If that trial were to be successful, the HA License Agreement contemplates the Corporation conducting a second trial. Upon the Corporation enrolling patients in a phase III clinical trial, the Corporation will be required to pay the University of Alberta a further $400,000. Royalties on an escalating scale basis based on net sales would also be payable to the University of Alberta upon commercialization of any product utilizing HYC750.

BioCyDex

Pursuant to an agreement dated December 12, 2003 (the "BioCyDex Agreement") between the Corporation, BioCyDex Inc. ("BioCyDex"), the U of A Governors, Dr. Leonard I. Wiebe and Dr. James Diakur, the Corporation purchased a 49% interest in BioCyDex for $326,666. BioCyDex has exclusive worldwide licenses from the University of Alberta for two technologies. One technology relates to the delivery of anti-viral and chemotherapy drugs into cells for the purpose of improving the effectiveness of those drugs. The other technology relates to the imaging of genes that have been delivered into cells as part of gene therapy treatment. Both technologies are at an early stage of development.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 General

MBP8298

MBP8298 is based upon over 25 years of research at the University of Alberta by Dr. Kenneth G. Warren and Ms. Ingrid Catz (the "Inventors"). To date, the Inventors have completed certain pre-clinical studies, as well as Phase I and Phase II human clinical trials in Canada in patients with Multiple Sclerosis. In 2004, the Corporation received clearance from Health Canada to conduct a pivotal Phase II/III human clinical trial of MBP8298 in Canada on patients with secondary progressive multiple sclerosis. The Corporation then received clearance in 2005 from the regulatory authorities in the UK and Sweden to conduct the trial in those two countries. It is expected that applications to conduct the trial will be made in additional European jurisdictions. . The enrolment of patients for the trial has commenced. Total enrolment of the targeted 553 patients is expected to be completed in 2006 y, and the trial requires that all patients complete two years of treatment plus follow-up assessment. An interim analysis is planned when the first 200 patients complete two years of the clinical trial. The Corporation also intends to start an additional clinical trial with MBP8298 in the United States in SPMS, and to implement a clinical development program in relapsing remitting MS patients in 2006.

HYC750

HYC750 is based upon discoveries made at the University of Alberta. HYC750 has been tested in initial pre-clinical and toxicology studies, as well as one preliminary human clinical trial. The Corporation intends to conduct a Phase I "proof of concept" trial with HYC750 in Canada in order to establish the safety of the drug in patients and to measure hematopoetic cell mobilization effects. It is expected that the regulatory filings for approval of, and subsequent commencement of, the trial will occur in 2006. It is anticipated that the trial will be approximately one year in duration.

3.2 Therapeutic Market

MBP8298

Multiple sclerosis is a disease of the human central nervous system. It is thought to affect up to 2.5 million people worldwide, including about 50,000 in Canada, 400,000 in the United States and 350,000 in Europe. Multiple sclerosis is a disease of the central nervous system, characterized by signs of paralysis, visual impairment, sensory disturbances, and cognitive impairment. The mean age of diagnosis is at about 30 years, with a peak at 23–24 years, and women are affected more frequently than men (2:1 ratio). The disease usually progresses to increased disability including loss of ambulation, severe visual impairment, and problems with autonomic functions including bowel and bladder control.

Three main types of multiple sclerosis make up the therapeutic market: relapsing-remitting (RRMS), secondary progressive (SPMS), and primary progressive (PPMS). The majority (80-85%) of patients present with the relapsing-remitting form of multiple sclerosis, which is characterized by short periods of time when new symptoms appear or old ones exacerbate, followed by intervals when symptoms improve or stabilize. Approximately 50% of patients with RRMS progress to SPMS (characterized by steady disease progression) within the first 10 years after diagnosis, and about 90% progress within 25 years. The patient population consists of 40-45% with RRMS and 40-45% with SPMS. Ten to fifteen percent of patients have the progressive form of MS when first diagnosed (PPMS).

MBP8298 is expected to be of benefit in all forms of multiple sclerosis, with a Phase II/III clinical trial currently being carried out in patients with SPMS. The Corporation also intends to implement a clinical trial program in RRMS patients in 2006.

HYC750

Initial research has shown that HYC750 has the potential to be a more effective, safer and affordable alternative to current commercially available stem cell and neutrophil mobilization products for the treatment of cancer therapy related side-effects. Current therapies have been limited in their effectiveness due to prohibitive costs and unwanted, occasionally severe, side effects.

3.3 Regulatory Requirements

Regulations enforced by government authorities in Canada, the U.S. and other countries are a significant factor in the conduct of drug research, development, manufacturing and marketing. In Canada, these activities are regulated through enforcement by Health Canada of the *Food and Drug Act* (Canada) and the regulations thereunder. In the United States, drugs are regulated by the Food and Drug Administration ("FDA") and in Europe by federal agencies or by the European Medicines Evaluation Agency ("EMEA"). Regulatory authorities in Canada, the United States and Europe enforce regulatory processes which are similar in scope in that they require researchers to establish the safety, efficacy and quality of the drug before it is used in clinical studies or is marketed.

3.4 Pre-clinical Studies

The purpose of pre-clinical studies is to determine the safety, dosage, and pharmacological parameters of a new drug by administering it to animals before administering the drug to humans. These studies involve extensive testing in laboratory animals to determine, for example, if a potential therapeutic product has utility in an *in vivo* disease model or has untoward toxic effects. Prior to conducting clinical studies on human subjects, a Clinical Trial Application ("CTA") must be filed for review by Health Canada. The data collected during pre-clinical studies is included in a submission for review by Health Canada reviewers. In Canada, a CTA is reviewed by Health Canada reviewers within 30 days. The clinical study may start after the 30 day default review period unless otherwise notified by the reviewing authority.

3.5 Clinical Trials

The duration of the clinical trials and number of subjects required to meet the requirements of the various government agencies vary with, among other things, the disease studied, the seriousness of the side effects, and the nature of the proposed treatment.

Phase I Clinical Studies – Phase I clinical studies are commonly performed in healthy volunteers or, more rarely when the therapeutic agent is relatively toxic, in selected patients with the serious or fatal disease or disorder. The objective of these studies is to investigate the safety of the treatment, the dose and dosage regimen, as well as pharmacokinetic and pharmacodynamic information. Pharmacologic parameters such as the rates of absorption, distribution, metabolism and excretion of the drug are investigated in Phase I clinical studies.

Phase II Clinical Studies – In Phase II clinical studies, further evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy in patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data is also to be gathered from these studies.

Phase II/III Clinical Studies – In Phase II/III studies, usually undertaken for serious or fatal diseases for which there is no adequate treatment, an accelerated approval of the product for commercial sale is possible in certain conditions, often including the subsequent completion of additional Phase IV information gathering trials. Phase II/III studies incorporate certain design and control features of both Phase II and III studies. If data collected from Phase II/III trials are statistically significant, authorization for accelerated approval (often with conditions) may be sought from appropriate regulatory authorities.

Phase III Clinical Studies – Phase III clinical studies consist of expanded large-scale pivotal studies of patients with the targeted disease or disorder and are designed to obtain definitive statistical evidence (based on a "pivotal" sample size of patients) of the efficacy and safety of the drug or therapeutic agent in comparisons with either placebo or standard therapy.

Health Canada, the FDA or the EMEA may interrupt clinical studies at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

Prior to initiating these studies, the organization supporting the program is required to satisfy a number of requirements by means of submission of documentation to support the approval for a clinical trial.

3.6 The Submission Review Process

The regulatory process for authorization to sell a drug product includes the submission of satisfactory pre-clinical studies, suitable manufacturing and quality control information, and definitive evidence of safety and efficacy of the drug from clinical trials.

Drug manufacturing must comply with Current Good Manufacturing Practices, a quality standard to ensure the control of production activities, raw material procurement, and quality control.

Following completion of Phase III clinical studies, the compiled results of all clinical trials, information concerning the product and its composition, synthesis, manufacture, quality control, packaging and labelling are submitted to a federal drug regulatory agency for the purpose of obtaining product marketing approval. This application is known as a New Drug Application in the U.S. and a New Drug Submission in Canada. The review process generally takes one to two years, except for cancer and AIDS treatments which have recently been approved within 12 months. Government authorities may then require Phase IV studies to be performed after the product is marketed to assess its long term effects. Once marketing approval is granted, the product is approved for commercial sale within its regulatory jurisdiction.

3.7 Products

MBP8298

MBP8298 is intended as a therapeutic for multiple sclerosis patients. It is commonly believed in the medical community that multiple sclerosis is an autoimmune disease whereby the myelin basic protein (the "MBP") and other components in the nerve's myelin sheath (the nerve's protective coating) are attacked by the body's immune system. In the course of their studies, the Inventors have discovered that in progressive forms of multiple sclerosis, disease attack results in increased antibodies to the MBP in the cerebrospinal fluid. They further discovered that in a significant number of progressive multiple sclerosis patients, the body attacks a specific amino acid sequence "peptide" in the MBP and intravenous injection of the Peptide in synthetic form can, in certain circumstances, down-regulate the antibody production and lead to a potential clinical delay of disease progression.

Long term follow up treatment and assessment of patients from a phase II clinical study with MBP8298 demonstrated that patients with either HLA-DR2 or HLA-DR4 immune response genes experienced a five year delay in the progression of their disease; patients treated with MBP8298 experienced a median time to progression on EDSS of 78 months (6.5 years), compared to 18 months (1.5 years) for patients treated with placebo in the initial study (Kaplan-Meier analysis, p=0.004). Up to 75% of multiple sclerosis patients carry either HLA-DR2 or HLA-DR4 genes. The product was shown to be safe, with no significant drug related adverse events.

HYC750

HYC750 is intended to be a more effective, safer and affordable alternative to current commercially available stem cell and neutrophil mobilization products. HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing, and as a carrier matrix for cells and drugs. In these applications, hyaluronic acid has been shown to be very safe.

Efficient mobilization of hematopoetic cells such as stem cells and neutrophils is important in the treatment of various types of cancer and other life threatening diseases. Stem cells are found in the bone marrow where they produce red blood cells (for oxygen transportation) and white blood cells (which are the basis for the immune system).

For certain types of cancer, such as leukemia, treating the patient with strong chemotherapy agents can result in the destruction of stem cells. To avoid this, a common treatment regimen involves mobilizing stem cells out of the bone marrow into the blood stream, where they are harvested prior to chemotherapy. After chemotherapy, these harvested stem cells are reintroduced into the blood where they migrate back to the bone marrow and once again start producing blood cells.

Generation of neutrophils is also important as an adjunct treatment for many cancers. Neutrophils are part of the first line of defence of the immune system, but also are among the first to be destroyed by many common forms of chemotherapy treatment, leading to a weakened immune system. Stimulating the generation of additional neutrophils can help overcome this unwanted effect.

3.8 Business Strategy

The Corporation's business objective is to develop MBP8298 and HYC750 (collectively, the "Technologies") in an effective and timely manner to the stage where they are commercially viable products.

At this time, the Corporation does not intend to become a fully-integrated pharmaceutical company with substantial in-house research and development, marketing or manufacturing capabilities. The Corporation intends to partner or joint venture with larger pharmaceutical companies that have existing and relevant marketing capability for its products. It is anticipated that future clinical development of the Corporation's products would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance to the development of the products. In exchange for certain product rights and commitments to market the Corporation's products, the strategic partners will be expected to share in gross proceeds from the sale of the Corporation's products. The proceeds generated from partnering or joint venturing projects are expected to be distributed on the basis of relative risk taken and resources contributed by each party to the partnership or joint venture.

3.9 Employees and Third Party Collaborations

As of December 31, 2005 the Corporation had 19 employees and contract personnel.

In order to minimize its overhead expenses, the Corporation conducts research and project development work through various third parties engaged on a contractual basis, including a research agreement with the University of Alberta and various advisory and consulting agreements with various companies and individuals. Manufacturing of the drugs is contracted out to third parties, as is the management and conduct of the clinical trials.

3.10 Intellectual Property

The Corporation has licensed, on an exclusive worldwide basis, certain rights to patents in respect of MBP8298 from the University of Alberta and AutoImmune Inc. There are 88 patents issued in 29 countries, including Canada, the United States and in Europe. These patents include claims on composition, delivery and method of use. The relevant issued patents expire between 2012 and 2018, depending on the jurisdiction.

As at the date of this Annual Information Form, the University of Alberta has received 20 patents for HYC750 in 20 jurisdictions worldwide, including Canada. BioMS Tech licenses these patents from the University on an exclusive worldwide basis.

3.11 Competition

MBP8298

There are four "disease modifying" drugs currently on the market in North American and Europe for relapsing remitting MS, with a fifth product potentially being re-introduced in the United States after being withdrawn in 2005 due to side effect issues. For chronic progressive MS patients, including the targeted secondary progressive multiple sclerosis segment, there are currently few therapeutic products on the market. . One interferon product otherwise approved for relapsing remitting multiple sclerosis has also received market approval in Canada and the European Union for secondary progressive multiple sclerosis patients, however, after a subsequent human clinical trial in the U.S. failed to meet its primary efficacy endpoint it was approved in the U.S. only for secondary progressive multiple sclerosis patients who are still experiencing relapses. A second product otherwise approved for use in cancer patients has also been approved for use in secondary progressive patients, but is believed to have limited sales due to side effect issues. Other disease modifying drugs for relapsing remitting multiple sclerosis have been tried and have failed in clinical trials for chronic progressive multiple sclerosis. The Corporation believes that MBP8298 has a number of competitive advantages over these potentially competitive therapies in secondary progressive MS, including:

1. a potentially higher efficacy in treating the disease;
2. not being a general immunosupressant;
3. potentially less negative side effects; and
4. requiring an infrequent dosing regimen.

The pharmaceutical industry is very competitive and subject to rapid and substantial technological change. There can be no assurance that development by others will not render the Corporation's product non-competitive or that the Corporation will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products.

The Corporation is aware of certain competitor programs for the development of pharmaceutical products and alternative therapies that are targeted for the treatment of relapsing remitting and chronic progressive multiple sclerosis. Certain of the Corporation's competitors are developing alternative peptide therapies for the disease. To the knowledge of Corporation's management, therapies being developed for secondary progressive MS have either suffered from poor results in clinical trials, or are in earlier stages of clinical development. The pre-clinical research and capital costs together with the intellectual property position licensed by BioMS Tech are also believed to provide a barrier to entry for newcomers seeking to pursue peptide-based therapies similar to that of the Corporation. The existence of products or therapies developed by these competitors, or other products or treatments of which the Corporation is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of MBP8298.

Management's analysis of the competing technologies and drug developers leads to the following conclusions:

1. There is a market opportunity in that secondary progressive multiple sclerosis patients currently lack medical treatments which are effective and free of negative side effects.
2. Competing technologies in development have either demonstrated poor results, are targeting other forms of multiple sclerosis, or are in earlier stages of clinical development, and face certain barriers to entry for their products.

3. Many of the other existing or potential therapies and treatment methods may be complementary in effectively managing the disease.

HYC750

There are a number of products that target the same indications that HYC750 targets but with potentially different mechanisms of action.

3.12 Product Marketing Strategy

The market for the Technologies being developed by the Corporation may be large and will require substantial sales and marketing capability. The Corporation intends to enter into one or more strategic partnerships or collaborative arrangements with a pharmaceutical company or other company with marketing and distribution expertise to address this need. If necessary, the Corporation will establish arrangements with various partners for different geographical areas. The Corporation's board has experience with the partnering process.

3.13 Risk Factors

The following trends, commitments, events or uncertainties, presently known to management and reasonably expected to have a material effect on the Corporation's business, financial condition or results of operations, should be read carefully. The risk factors described below are not the only ones that will be faced by the Corporation. Other risks and uncertainties, including those management of the Corporation does not currently consider material, may impair the Corporation's business. The risk factors discussed below may materially adversely affect the business, financial condition, operating results or cash flow of the Corporation. The order in which risk factors appear is not intended as an indication of the relative weight or importance thereof. Such information is presented as of the date hereof and is subject to change, completion or amendment without notice.

Volatility of Share Price

The price of shares of pharmaceutical companies in general tends to be volatile. Factors such as the announcement (to the public or at science conferences) of technological innovations, new commercial products, patents, the obtainment of exclusive rights by other companies, the results of clinical tests, regulations, publications, quarterly financial results, public concerns over the risks of development of new drugs, future sales of shares by the Corporation or its current shareholders, and many other elements could materially affect the price of the Corporation's Common Shares.

History of Operating Losses

To date, the Corporation has not recorded any revenues from the sale of therapeutic products. Since incorporation, the Corporation has accumulated net losses and expects such losses to continue as it commences product and clinical development and eventually seeks regulatory approval for the sale of the products derived from the Technologies. The Corporation expects to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund continuing operations. The Corporation has never paid a dividend and does not anticipate paying any dividends in the foreseeable future.

Limited Operating History

The Corporation has not begun to market any product or generate revenues. The Corporation expects to spend a significant amount of capital to fund research and development and on further laboratory and animal studies and human clinical trials. As a result, the Corporation expects that its operating expenses will increase significantly in the near term and, consequently, it will need to generate significant revenues to become profitable. Even if the Corporation does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Corporation cannot predict when, if ever, it will be profitable. There can be no assurances that the Technologies will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed.

The Corporation will be undertaking additional laboratory and animal studies and human clinical trials on the Technologies, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

Unproven Market

The Corporation believes that the anticipated market for its potential products and technologies will continue to exist and expand. These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of commercial viability of the potential product.

Limited Manufacturing, Pharmaceutical Development and Marketing Experience

The Corporation has limited manufacturing, pharmaceutical development and marketing experience. To be successful, any product must be manufactured and packaged in commercial quantities in compliance with regulatory requirements and at acceptable costs. In order to manufacture and package any products in commercial quantities, if it elects to do so, the Corporation will need to develop its own manufacturing or packaging facilities or contract with third parties to manufacture or package such products. No assurance can be given that the Corporation will be able to make the transition to commercial production. In addition, production of any products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of any products.

The Corporation has limited in house personnel to conduct all aspects of pharmaceutical development, including the management of multi-centre clinical trials, and will be significantly reliant on third party consultants and contractors to provide the requisite advice and management. There can be no assurance that the clinical trials and product development will not encounter delays which could adversely affect prospects for the Corporation's success.

To be successful, a product must also be successfully marketed. The Corporation has limited experience in marketing pharmaceutical products and there can be no assurance that the Corporation can market any product which may be developed in a manner which could assure its acceptance in the market place.

Need for Additional Capital and Access to Capital Markets

The Corporation anticipates that it will need additional funds to complete the current Phase II/III human clinical trial with MBP8298 being conducted in Canada and Europe, a second clinical trial in SPMS patients in the United States and implementation of a RRMS clinical trial program, as well as, a Phase I human clinical trial in Canada on HYC750 and to provide working capital. Ancillary research work may require additional funds, as would expanding the scope of trials and jurisdictions in which the trials are conducted. In addition, the seeking of regulatory approval for MBP8298 and HYC750, development and protection of their respective patent portfolios and marketing of any products will also require significant further funding. There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of MBP8298 or HYC750 even if regulatory approval to market MBP8298 or HYC750 is obtained.

The Technologies will require a substantial amount of capital to complete clinical trials and obtain regulatory approvals. There is no assurance that additional funding will be available to the Corporation for further research and development of the Technologies or to fulfil the Corporation's obligations under the various license agreements. There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further research and development on the Technologies with the possible loss of license rights to the Technologies.

Government Regulations

The manufacture and sale of human therapeutic products in Canada, the United States and other countries is governed by a variety of statutes and regulations in such countries. These laws require control of manufacturing facilities, controlled research and testing of products and government review and clearance of a submission containing manufacturing, pre-clinical and clinical data in order to obtain approvals to conduct clinical trials. Additionally, marketing approval is based on establishing the safety and efficacy of the product for each use sought, including adherence to Good Manufacturing Practice during production and storage, and control of marketing activities, including advertising and labelling.

The Technologies will require significant development, pre-clinical and clinical testing and investment of significant funds prior to their commercialization. There can be no assurance that any commercially viable product will be developed or that clinical trials or market approvals for the drug will be obtained. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the expenditure of substantial resources. Any failure to obtain or a delay in obtaining such approvals could adversely affect the Corporation's ability to utilize the Technologies, therefore adversely affecting operations. Further, there can be no assurance that any product which is developed will prove to be safe and effective in clinical trials or receive regulatory approvals. Markets, other than the U.S. and Canada, have similar restrictions.

Conflicts of Interest

The directors and officers of the Corporation are directors and officers of other corporations. Conflicts may arise between their duties to the Corporation and their duties to such other corporations. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation.

Competition

Research to develop new products or methods which compete with the Corporation's technologies is expected to intensify. The pharmaceutical industry is subject to rapid and significant technological change. Currently, the Corporation has identified a number of companies developing alternative competing technologies. Furthermore, technological competition from pharmaceutical companies and universities is expected to increase. Other companies may be formed that develop products faster than the Corporation. Products used for the treatment of relapsing remitting multiple sclerosis and for other diseases may be approved for use on chronic progressive multiple sclerosis patients in a short time frame. Products may be developed that are more effective than those proposed to be developed by the Corporation.

Administration of the Pre-Clinical and Clinical Studies

The process of conducting pre-clinical studies, human clinical trial testing and the obtaining of required approvals for the Technologies is likely to take a number of years and require the expenditure of substantial resources. The amount and timing of pre-clinical studies, including animal testing, to be conducted prior to the commencement of human clinical trials is at the discretion of federal regulators, and may involve significantly more time and money than anticipated.

In addition, human clinical trials may take longer to start and complete than anticipated. In particular, there is competition from various pharmaceutical products for access to a limited number of research clinics and patients in Canada and other countries which are qualified to participate in multi-centre human clinical trials. There can be no assurance that access to such clinics or patients will not be delayed longer than anticipated, or obtained at all.

The animal testing and human clinical trials may result in adverse animal or patient reactions or statistically insignificant results, which may require a cessation or extension of the trials, or an increase in the number of patients enrolled in a given trial or the need to undertake ancillary testing and human trials. This may result in additional delays and expenses, cessation of the project and an adverse effect on operations.

Use of Funds

The Corporation's management will have significant discretion as to the use of the Corporation's funds. The directors of the Corporation may decide to alter their current business plan and may decide to expend the funds in a materially different manner than currently contemplated.

Shareholder Control

Some of the Corporation's existing shareholders can exert control over it, and may not make decisions that are in the best interests of all shareholders. If certain shareholders act together, they may be able to exert a significant degree of influence over the Corporation's management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may facilitate or delay or prevent a change in control of the Corporation and might affect the market price of the Common Shares, even when a change may or may not be in the best interests of all shareholders. In addition, the interests of this concentration of ownership may not always coincide with the Corporation's interests or the interests of other shareholders and accordingly, they could cause the Corporation to enter into transactions or agreements which it would not otherwise consider.

Reliance on Third Parties and Future Collaboration

The Corporation's strategy is and has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for research, development, clinical testing, manufacturing, marketing and commercialization of the Technologies and any resulting commercially viable product. There can be no assurance, however, that the Corporation or BioMS Tech will be able to maintain their current collaborations or establish new collaborations on favourable terms, if at all, or that their current or future collaborative arrangements will be successful.

BioMS Tech currently holds a license from AutoImmune for the AutoImmune Patents. BioMS Tech is obligated to make certain maintenance payments as well as royalty payments on the sale, if any, of products resulting from the AutoImmune Patents. There can be no assurance that the AutoImmune License will not terminate or that it will be renewed. The Corporation, through BioMS Tech, has acquired a license to MBP8298 from the University of Alberta. The Corporation has directly acquired a license to HYC750 from the University of Alberta. Pursuant to the terms of the MBP8298 License Agreement and the HA License Agreement, BioMS Tech or the Corporation, respectively, are obligated to exercise diligence in bringing potential products to market. There can be no assurance the MBP8298 License Agreement or the HA License Agreement will not terminate.

Attraction and Retention of Key Employees and Consultants

The Corporation depends highly upon its management staff and third party scientific and business consultants, the loss of whose services might impede the achievement of the Corporation's business objectives. In addition, the anticipated development of the Technologies will require additional expertise in research, clinical testing, regulatory approval, manufacturing and marketing which are expected to place increased demands on the Corporation's resources and management skills and reliance on outside consultants and contractors. There can be no assurance that the Corporation will be able to attract and retain such personnel, consultants and contractors on acceptable terms given the competition among numerous pharmaceutical companies, universities and other research institutions for experienced personnel. The failure to retain such personnel or consultants, or to develop or otherwise acquire the expertise could adversely affect prospects for the Corporation's success.

Licenses, Patents and Proprietary Rights

The Corporation intends to utilize certain technology which has been licensed to it or BioMS Tech by AutoImmune and the University of Alberta. While the Corporation's and BioMS Tech's existing license agreements are in good standing, any one of them may be terminated if there is a breach of the agreements. The Corporation and BioMS Tech are and will be in the future, reliant on AutoImmune and the University of Alberta to ensure that the underlying patents are maintained and valid and prosecuted.

The Corporation's success will depend, in part, on the ability of the University of Alberta and AutoImmune to obtain patents, maintain trade secret protection and operate without infringement on the proprietary rights of third parties or having third parties circumvent their rights. AutoImmune and the University of Alberta are actively pursuing applications for patents in the U.S. and other countries. The patent positions of pharmaceutical firms and universities, including AutoImmune and the University of Alberta, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of pharmaceutical patent claims that are granted by the United States Patent and Trademark Office or enforced by the U.S. Federal courts. In addition, the scope of the originally claimed matter in a patent application can be significantly reduced before a patent is issued. The pharmaceutical patent situation outside the U.S. is even more uncertain and is currently undergoing review and revision in many countries. The laws of certain non-U.S. countries may not protect the Corporation's or BioMS Tech's existing or planned licensed intellectual property rights to the same extent as the laws of the United States and Canada. Thus, there can be no assurance that any of the Corporation's or BioMS Tech's licensed patent applications or those of the University of Alberta will result in a patent grant, that the Corporation, BioMS Tech, AutoImmune or the University of Alberta will develop additional proprietary products that are patentable, that any patents issued to the Corporation, BioMS Tech, AutoImmune or the University of Alberta will provide the Corporation or BioMS Tech with any competitive advantages, that such patents will not be challenged by any third parties, that the patents of third parties will not impede the ability of the Corporation and BioMS Tech to do business or that third parties will not be able to circumvent the Corporation's or BioMS Tech's licensed patents. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the Corporation's or BioMS Tech's products, or, if patents are issued to the Corporation, BioMS Tech, AutoImmune or the University of Alberta, design around the patented products developed by them.

A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to the Corporation's business. Some of these technologies, patent applications or patents may conflict with the technologies, patent applications or patents licensed or intended to be licensed by the Corporation or BioMS Tech. Such conflict could limit the scope of the patents, if any, that AutoImmune or the University of Alberta may be able to obtain or result in the denial of the patent applications. In addition, if patents that cover the Corporation's or BioMS Tech's activities are issued to other companies or institutions, there can be no assurance that the Corporation or BioMS Tech would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If the Corporation or BioMS Tech do not obtain such licenses, they could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring licenses is prohibited. In addition, the Corporation and BioMS Tech could incur substantial costs in defending themselves in lawsuits brought against the Corporation or BioMS Tech on patents they might infringe, in filing suits against others to have such patents declared invalid or in filing suits against others for infringement of the Corporation's or BioMS Tech's licensed patents, if any. The Corporation believes that there may be significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. Such litigation may affect the Corporation's and BioMS Tech's efforts to form collaborations, to conduct research and development, and to conduct clinical testing, manufacturing, marketing and the sale of any products under development. If the Corporation or BioMS Tech become involved in such litigation, it could consume a substantial portion of their resources. If the outcome of any such litigation were to be adverse, the Corporation's business could be materially affected.

Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Corporation cannot be certain that AutoImmune or the University of Alberta was the first creator of inventions described in the pending patent applications or patents or that AutoImmune or the University of Alberta were the first to file patent applications for such inventions. Moreover, the Corporation and BioMS Tech might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Corporation and BioMS Tech, even if the eventual outcome were to favour the Corporation and BioMS Tech. An adverse outcome could subject the Corporation and BioMS Tech to significant liabilities to third parties and require the Corporation to license disputed rights from third parties or cease using MBP8298, the AutoImmune Patents or HYC750. There can be no assurance that the Corporation's or BioMS Tech's licensed patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents. Furthermore, substantial costs can be incurred due to the filing of lawsuits to enforce the patent rights against apparent infringers, even if the Corporation and BioMS Tech are successful in the lawsuits.

Dependence on Healthcare Reimbursement

The Corporation's ability to commercialize its proposed products successfully may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers are increasingly challenging the price of medical products, diagnostics and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available to enable the Corporation to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Product Liability Claims and Uninsured Risks

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If the Corporation succeeds in developing new pharmaceutical products, the sale of such products may expose the Corporation to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others selling products. The Corporation intends to obtain such insurance coverage but there can be no assurance that it will be able to obtain such insurance or, if obtained, that such insurance can be acquired in sufficient amounts to protect the Corporation against product liability or at a reasonable cost. The obligation to pay any product liability claim in excess of whatever insurance the Corporation is able to acquire, or the recall of any of its products, could have a material adverse affect on the business, financial condition and future prospects of the Corporation. The Corporation currently carries product liability insurance as a component of the clinical trial insurance policy it has in place.

Hazardous Materials; Environmental Matters

Research and some development work in respect of the Technologies will be performed by the University of Alberta. The process involves the controlled use of potentially hazardous materials, and is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To extent that it will be involved in the process, the Corporation intends that the safety procedures for handling and disposing of such materials will comply with the standards prescribed by such laws and regulations, however, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result and any such liability could exceed the resources of the Corporation. The Corporation is not specifically insured with respect to this liability.

Although the Corporation believes that it is in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environmental control facilities in the near term, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Corporation will not be materially adversely affected by current or future environmental laws or regulations.

ITEM 4 DIVIDENDS

No dividends have been paid on any class of shares of the Corporation since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

ITEM 5 DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of Class A common shares of which 62,888,366 are issued and outstanding as of March 21, 2006, an unlimited number of Class B, C and D common shares, none of which have been issued as of March 21, 2006, and an unlimited number of Class E, F, G, H and I preference shares, none of which have been issued as of March 21, 2006. The holders of Class A common shares are entitled to dividends if, as and when declared by the board of directors, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to share equally in such assets of the Corporation as are distributable to the holders of Class A common shares.

ITEM 6 MARKET FOR SECURITIES

The Class A common shares of the Corporation are listed and trade under the symbol "MS" on the Toronto Stock Exchange. The following table sets forth the price range and trading volume of the Corporation's Class A common shares on the Toronto Stock Exchange on a monthly basis for the year 2005:

MONTH	HIGH ($)	LOW($)	VOLUME
December	2.75	2.38	830,861
November	2.80	2.53	977,825
October	2.90	2.36	347,277
September	2.90	2.70	532,296
August	2.97	2.40	547,368
July	2.80	2.35	601,426
June	3.20	2.35	1,237,917

May	3.05	2.52	2,350,944
April	3.49	2.86	1,366,203
March	5.00	3.40	2,591,862
February	4.60	3.61	1,874,524
January	3.69	3.03	315,746

ITEM 7 DIRECTORS AND OFFICERS

7.1 Name, Address, Occupation and Security Holding

The following table sets forth the name, municipality of residence and principal occupation(s) for the past 5 years of each director and officer of the Corporation.

Clifford D. Giese and Kevin A. Giese were first appointed directors of the Corporation on January 14, 1999. Laine M. Woollard was first elected as a director of the Corporation on June 22, 2001. Dr. Kjell Stenberg first was appointed as a director on March 14, 2002. Dr. John Wetherell was first elected as a director on June 19, 2002. Bryan McKnight was appointed as a director on November 16, 2005. Directors are elected annually or may, pursuant to section 111(1) of the *Business Corporations Act* (Alberta), be appointed by a quorum of directors to fill a vacancy among the directors, for a term expiring at the close of the next annual general meeting of shareholders.

Name and Municipality of Residence	Position(s) with Corporation	Principal Occupation and Positions During Last Five Years	Director Since
Clifford D. Giese Sherwood Park, AB	Chairman of the Board & Director	Chairman of the Corporation; President of Rycor Holdings Ltd.	1999
Kevin A. Giese Edmonton, AB	President, Chief Executive Officer & Director	President and Chief Executive Officer of the Corporation	1999
Kjell Stenberg, PhD. Styckebruck, Sweden	Chief Operating Officer and Director	Chief Operating Officer of the Corporation; formerly Director Orexo AB, Chief Executive Officer, Combio A/S and Senior Researcher and Manager, Astra/AstraZeneca	2002
Laine M. Woollard Edmonton, AB	Director	Senior Legal Counsel, Technology Commercialization, University of Alberta	2001
John Wetherell, JD, PhD. Escondido, California	Director	Partner in the law firm of Pillsbury Winthrop LLP	2002
Bryan McKnight Vancouver, British Columbia	Director	Retired in 2003; previously a partner with KPMG LLP.	2005

Tony Verco, M.D. Edmonton, Alberta	Vice President – Drug Development	Vice President – Clinical and Medical Affairs of the Corporation; formerly Medical Director of Endpoint Research and Medical Director of Clinical and Pharmacology for Astra Zeneca	N/A
Michael Kennedy Vancouver, BC	Secretary	Partner in the law firm of Anfield Sujir Kennedy & Durno	N/A
Donald W. Kimak Edmonton, Alberta	Chief Financial Officer	Chief Financial Officer of the Corporation; Self-employed businessman	N/A
Tony Hesby Edmonton, Alberta	Executive Vice-President Corporate Affairs	Vice President Corporate Affairs of the Corporation; formerly a registered representative with Raymond James Ltd.	N/A
Leopold Arfors, M.D.	Vice President Clinical Affairs	Director Clinical Affairs of the Corporation; formerly Product Medical Director at AstraZeneca	N/A
Richard Brown	Vice President Commercial Development	Director Corporate Development of the Corporation; formerly Director of marketing for Wyeth-Ayerst Canada Inc.	N/A
L.Z. (Les) Ferenczi	Vice President Biostatistics	Biostatistician of the Corporation; formerly Biostatistician for the Clinical and Regulatory Division, Biomira Inc.	N/A
Ryan Giese	Vice President Corporate Communications	Corporate Communication for the Corporation.	N/A
Mark J. Krantz, PhD.	Vice President Scientific Affairs	Director of Scientific Affairs of the Corporation; formerly Director, Preclinical Development, Biomira Inc.	N/A
Randy Stroud	Vice President Regulatory Affairs	Director Regulatory Affairs of the Corporation; 25 years managing Regulatory and Technical projects in compliance with the FDA	N/A

Note:

(1) As of the date of this Annual Information Form, the directors & officers of the Corporation as a group, beneficially own, directly or indirectly, or exercise control or direction over, 3,610,017 Class A Common Shares which represents 5.74% of the issued and outstanding Class A common shares of the Corporation.

The Corporation has an Audit Committee, the members of which are John Wetherell, Laine M. Woollard and Bryan McKnight and a Compensation Committee, the members of which are Laine M. Woollard and John Wetherell. The Corporation has a Corporate Disclosure Committee, the members of which are

Kevin A. Giese, Kjell Stenberg, Tony Hesby, Donald W. Kimak, Michael Kennedy, Ryan Giese and Amanda Stadel.

7.2 Corporate Cease Trade Orders or Bankruptcies

None of the Directors or officers of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the 10 years before the date of this AIF has been, a director or officer of any other issuer that:(a) while that person was acting in that capacity; was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; (b) while that person was acting in that capacity, was subject to an event that resulted, after the director or officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

7.3 Penalties or Sanctions

No director, officer or promoter of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has, within the 10 years prior to the date of this AIF, been subject to any penalties or sanctions imposed by a court or securities regulatory authority, or entered into any settlement agreement with a securities regulatory authority, relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

7.4 Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer

7.5 Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Corporation also holding positions as directors and/or officers of other companies. Conflicts, if any, will be subject to the procedures and remedies under the *Business Corporations Act* (Alberta).

ITEM 8 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider of the Corporation, nor any of their associates or affiliates, has any material interest, direct or indirect, in any transaction entered into during the past three financial years of the Corporation or during its current financial year which has materially affected or will materially affect the Corporation.

ITEM 9 TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Class A common shares of the Corporation is Pacific Corporate Trust Company at it principal offices in Vancouver, British Columbia.

ITEM 10 MATERIAL CONTRACTS

The only contracts material to the Corporation, other than those contracts entered into in the ordinary course of business, and which are currently in effect, are as follows:

(a) the MBP8298 License Agreement;

(b) the Auto Immune License Agreement; and

(c) the HA License Agreement.

Particulars of the above contracts are disclosed under Item 2.1 of this AIF.

ITEM 11 ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the SEDAR website at www.sedar.com. Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation's information circular dated March 21, 2006 for its Annual General Meeting to be held on April 27, 2006. Additional financial information is provided in the Corporation's comparative financial statements and MD&A for the year ended December 31, 2005.

SCHEDULE A

ITEM 1. AUDIT COMMITTEE CHARTER

A. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and related financial information, and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. In performing its duties, the committee will maintain effective working relationships with the Board of Directors (the "Board"), management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation's business, operations and risks.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

(1) The Committee shall consist of at least three members of the Board, each of which shall be an independent director[1].

(2) All of the members of the Committee shall be "financially literate"[2].

(3) The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(4) Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

(5) The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6) The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7) Meetings of the Committee shall be conducted as follows:

    (a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

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[1] "Independent" member of an audit committee means a member who has no direct or indirect material relationship with the Corporation. A "material relationship" means a relationship which could, in the view of the Corporation's board of directors, reasonably interfere with the exercise of a member's independent judgement.

[2] "Financially literate" individual is an individual who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(c) management representatives may be invited to attend all meetings, except private sessions with the external auditors; and

(d) the proceedings of all meetings will be minuted.

(8) The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C. ROLES AND RESPONSIBILITIES

(1) The overall duties and responsibilities of the Committee shall be as follows:

(a) assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements and related financial disclosure;

(b) establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

(c) ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d) report regularly to the Board on the fulfilment of its duties and responsibilities.

(2) The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b) review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) approve in advance provision by the external auditors of services other than auditing;

(e) review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Corporation's financial and auditing personnel;

(iv) co-operation received from the Corporation's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Corporation;

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors;

(f) discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles;

(g) implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management; and

(h) review any significant disagreements between management and the external auditor regarding financial reporting.

(3) The duties and responsibilities of the Committee as they relate to the Corporation's internal auditors are to:

(a) periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b) review and approve the internal audit plan; and

(c) review significant internal audit findings and recommendations, and management's response thereto.

(4) The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a) review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(c) periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(5) The Committee is also charged with the responsibility to:

(a) review the Corporation's quarterly financial statements and related financial information, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b) review and approve the financial sections of:

(i) the annual report to shareholders;

(ii) the annual information form, if required;

(iii) annual and interim MD&A;

(iv) prospectuses;

(v) news releases discussing financial results of the Corporation; and

(vi) other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review and report on the integrity of the Corporation's consolidated financial statements;

(f) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(g) review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(h) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(i) review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(j) develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders;

(k) review and recommend updates to the charter and receive approval of changes from the Board;

(l) review the minutes of any audit committee of subsidiary companies; and

(m) perform other functions as requested by the full Board.

(6) The Committee shall have the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Committee; and

(c) to communicate directly with the internal and external auditors.

ITEM 2: COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Committee are Laine Woollard, Bryan McKnight and Dr. John Wetherell. All of the members are financially literate. "Independent" and "financially literate" have the meaning used in Multilateral Instrument 52-110 (the "Instrument") of the Canadian Securities Administrators.

ITEM 3 RELEVANT EDUCATION AND EXPERIENCE

Mr. Laine Woollard Q.C. has degrees in Pharmacy and Pharmaceutical Science, passing the Pharmaceutical Examining Board of Canada examinations in 1983, and in Law, having become a Member of the Alberta Bar in 1987. Mr. Woollard has been corporate counsel and practiced in the field of technology commercialization since 1990, joining the University of Alberta in 1994. He has served on the Board of Directors of six for-profit corporations and is familiar with the details of interpreting financial statements.

Bryan McKnight retired in 2003, after twenty-seven years as a partner with KPMG LLP. He held a number of senior management positions with KPMG, including eight years as Managing Partner, Vancouver. He also served on KPMG's Operating and Management Committees and the Board of Directors. Mr. McKnight holds an Honours B.A. in Business Administration from the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of British Columbia.

John Wetherell JD, PhD. is a partner in the law firm of Pillsbury Winthrop LLP, specializing in the practice of intellectual property law with a focus on biotechnology, including molecular biology and immunology. Prior to practicing law, Mr. Wetherell received a Ph.D. degree in Microbiology/Immunology, conducted post-doctoral immunology research (in part through a National Institutes of Health post-doctoral fellowship), and spent a number of years as a research scientist and manager in the biotechnology industry. Mr. Wetherell is also an instructor at the University of California, San Diego, where he teaches biotechnology patent law, and has extensively written and otherwise lectured in the area. Mr. Wetherell has, through his business experience, gained the necessary skills to analyze and interpret financial statements.

ITEM 4: RELIANCE ON CERTAIN EXEMPTIONS

All non-audit services provided to the Corporation or its subsidiaries were pre-approved by the Audit Committee and the Corporation did not rely on any of the exemptions contained in sections 2.4, 3.2, 3.4 or 3.5 of the Instrument or on an exemption granted under Part 8 of the Instrument.

ITEM 5. RELIANCE ON THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

Since the commencement of the Corporation's most recently completed financial year, the Corporation has not relied upon the exemption in subsection 3.3(2) or section 3.6 of the Instrument.

ITEM 6. RELIANCE ON SECTION 3.8

Since the commencement of the Corporation's most recently completed financial year, the Corporation has not relied upon section 3.8 of the Instrument.

ITEM 7. AUDIT COMMITTEE OVERSIGHT

Since the commencement of the Corporation's most recently completed financial year, there haven't been any recommendations of the audit committee to nominate or compensate an external auditor that were not adopted by the board of directors.

ITEM 8. PRE-APPROVAL POLICIES AND PROCEDURES

The Corporation's Audit Committee Charter requires that the Audit Committee pre-approve all non-audit services to be provided by the Corporation's auditors.

ITEM 9. EXTERNAL AUDIT SERVICE FEE

The following table provides information about the fees billed to the Corporation for professional services rendered by Collins, Barrow, Chartered Accountants, the Corporation's external auditor, during fiscal 2004 and 2003:

	Aggregate fees billed by the External Auditor	
	2005	2004
Audit fees	$43,900	$26,425
Audit related fees	$11,800	$25,900
Tax fees	$4,500	$2,000
All other fees (non-tax)	NIL	NIL
TOTAL	$60,200	$54,325

Audit Fees. Audit fees consist of fees for the audit of the Corporation's annual financial statements or services that are normally provided in connection with statutory and regulatory filings.

Audit-Related Fees. Audit-related fees consist of work performed in respect of a prospectus financing carried out by the Corporation during the year and the translation of financial statements to the French language in connection with that financing.

Tax Fees. Tax fees related primarily to the preparation of the Corporation's tax returns.